     As filed with the Securities and Exchange Commission on June 29, 2000.
                                                                File No. INITIAL
                                                                     811-1084147

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

         Pre-Effective Amendment No._____                                    [ ]
         Post-Effective Amendment No._____                                   [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.  24                                                   [X]
                      ------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             SEPARATE ACCOUNT SEVEN
                           (Exact Name of Registrant)

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                               (Name of Depositor)

                                 P. O. BOX 2999
                             HARTFORD, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               MARIANNE O'DOHERTY
                                  HARTFORD LIFE
                                 P. O. BOX 2999
                             HARTFORD, CT 06104-2999
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall because effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 495(a)
                             -----------------------

   N-4 Item No.                                               Prospectus Heading
--------------------------------------------------------------------------------
 1.  Cover Page                      Hartford Life and Annuity Insurance
                                     Company - Separate Account One

 2.  Definitions                     Glossary of Special Terms

 3.  Synopsis or Highlights          Introduction

 4.  Condensed Financial             Yield Information
     Information

 5.  General Description of          Hartford, Separate Account One, the Fixed
     Registrant                      Account, and the Funds

 6.  Deductions                      Charges Under the Contract

 7.  General Description of          The Contracts, Separate Account, the
     Annuity Contracts               Fixed Account, and Surrender Benefits

 8.  Annuity Period                  Settlement Provisions

 9.  Death Benefit                   Death Benefits

10.  Purchases and Contract Value    The Contract, Contracts Offered, Premium
                                     Payments and Initial Allocations and
                                     Contract Value

11.  Redemptions                     Surrender Benefits

12.  Taxes                           Federal Tax Considerations

13.  Legal Proceedings               Legal Matters & Experts

14.  Table of Contents of the        Table of Contents to Statement of
     Statement of Additional         Additional Information
     Information

15.  Cover Page                      Part B; Statement of Additional
                                     Information

16.  Table of Contents               Table of Contents

17.  General Information and         Introduction
     History

18.  Services                        None

19.  Purchase of Securities          Distribution of Contracts
     being Offered

20.  Underwriters                    Distribution of Contracts

21.  Calculation of Performance      Calculation of Yield and Return
     Data

22.  Annuity Payments                Settlement Provisions

23.  Financial Statements            Financial Statements

24.  Financial Statements and        Financial Statements and
     Exhibits                        Exhibits

25.  Directors and Officers of the   Directors and Officers of the
     Depositor                       Depositor

26.  Persons Controlled by or        Persons Controlled by or Under
     Under Common Control            Common Control with the
     with the Depositor or           Depositor or Registrant
     Registrant

27.  Number of Contract Owners       Number of Contract Owners

28.  Indemnification                 Indemnification

29.  Principal Underwriters          Principal Underwriters

30.  Location of Accounts and        Location of Accounts and Records
     Records

31.  Management Services             Management Services

32.  Undertakings                    Undertakings

                                     PART A

[PRODUCT NAME]
SEPARATE ACCOUNT SEVEN
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
P.O. BOX 5085
HARTFORD, CONNECTICUT 06102-5085
TELEPHONE: 1-800-862-6668 (CONTRACT OWNERS)
1-800-862-7155 (REGISTERED REPRESENTATIVES)                   [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes information you should know before you purchase [product name] variable annuity. Please read it carefully.

[Product name] variable annuity is a contract between you and Hartford Life and Annuity Insurance Company where you agree to make at least one Premium Payment to us and we agree to make a series of Annuity Payouts at a later date. This Annuity is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:

x  Flexible, because you may add Premium Payments at any time.

x Tax-deferred, which means you don't pay taxes until you take money out or until we start to make Annuity Payouts.

x Variable, because the value of your Annuity will fluctuate with the performance of the underlying funds.
--------------------------------------------------------------------------------

At the time you purchase your Annuity, you allocate your Premium Payment to "Sub-Accounts". These are subdivisions of our Separate Account, an account that keeps your Annuity assets separate from our company assets. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. They may have similar investment strategies and the same portfolio managers as retail mutual funds. This Annuity offers you Funds with investment strategies ranging from conservative to aggressive and you may pick those Funds that meet your investment goals and risk tolerance. The Sub-Accounts and the Funds are listed below:

- AMERICAN FUNDS ASSET ALLOCATION FUND SUB-ACCOUNT which purchases Class 2 shares of the Asset Allocation Fund of American Funds Insurance Series (also known as American Variable Insurance Series) ("American Funds Asset Allocation Fund")

- AMERICAN FUNDS BOND FUND SUB-ACCOUNT which purchases Class 2 shares of the Bond Fund of American Funds Insurance Series ("American Funds Bond Fund")

- AMERICAN FUNDS GLOBAL GROWTH FUND SUB-ACCOUNT which purchases Class 2 shares of the Global Growth Fund of American Funds Insurance Series ("American Funds Global Growth Fund")

- AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND SUB-ACCOUNT which purchases Class 2 shares of the Global Small Capitalization Fund of American Funds Insurance Series ("American Funds Global Small Capitalization Fund")

- AMERICAN FUNDS GROWTH FUND SUB-ACCOUNT which purchases Class 2 shares of the Growth Fund of American Funds Insurance Series ("American Funds Growth Fund")

- AMERICAN FUNDS GROWTH-INCOME FUND SUB-ACCOUNT which purchases Class 2 shares of the Growth-Income Fund of American Funds Insurance Series ("American Funds Growth-Income Fund")

- AMERICAN FUNDS INTERNATIONAL FUND SUB-ACCOUNT which purchases Class 2 shares of the International Fund of American Funds Insurance Series ("American Funds International Fund")

- AMERICAN FUNDS NEW WORLD FUND SUB-ACCOUNT which purchases Class 2 shares of the New World Fund of American Funds Insurance Series ("American Funds New World Fund")

- FRANKLIN REAL ESTATE FUND SUB-ACCOUNT which purchases Class 2 shares of the Franklin Real Estate Fund of the Franklin Templeton Variable Insurance Products Trust ("Franklin Real Estate Fund")

- FRANKLIN SMALL CAP FUND SUB-ACCOUNT which purchases Class 2 shares of the Small Cap Fund of the Franklin Templeton Variable Insurance Products Trust ("Franklin Small Cap Fund")

- FRANKLIN STRATEGIC INCOME SECURITIES FUND SUB-ACCOUNT (FORMERLY FRANKLIN STRATEGIC INCOME INVESTMENTS FUND SUB-ACCOUNT) which purchases Class 1 shares of the Franklin Strategic Income Securities Fund (formerly Franklin Strategic Income Investments Fund) of the Franklin Templeton Variable Insurance Products Trust

- HARTFORD MONEY MARKET HLS FUND SUB-ACCOUNT which purchases Class IA shares of the Hartford Money Market HLS Fund

- MFS CAPITAL OPPORTUNITIES SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- Capital Opportunities Series of the
  MFS-Registered Trademark- Variable Insurance Trust-SM-

- MFS EMERGING GROWTH SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- Emerging Growth Series of the
  MFS-Registered Trademark- Variable Insurance Trust-SM-

- MFS GLOBAL EQUITY SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- Global Equity Series of the
  MFS-Registered Trademark- Variable Insurance Trust-SM-

- MFS GROWTH SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- Growth Series of the MFS-Registered Trademark-Variable Insurance Trust-SM-

- MFS GROWTH WITH INCOME SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- Growth with Income Series of the
  MFS-Registered Trademark- Variable Insurance Trust-SM-

- MFS HIGH INCOME SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- High Income Series of the MFS-Registered Trademark-Variable Insurance Trust-SM-

- MFS NEW DISCOVERY SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- New Discovery Series of the
  MFS-Registered Trademark- Variable Insurance Trust-SM-

- MFS TOTAL RETURN SERIES SUB-ACCOUNT which purchases shares of the MFS-Registered Trademark- Total Return Series of the MFS-Registered Trademark-Variable Insurance Trust-SM-

- MUTUAL SHARES SECURITIES FUND SUB-ACCOUNT which purchases Class 2 shares of Mutual Shares Securities Fund of the Franklin Templeton Variable Insurance Products Trust

- TEMPLETON ASSET STRATEGY FUND SUB-ACCOUNT (FORMERLY TEMPLETON ASSET ALLOCATION FUND SUB-ACCOUNT) which purchases Class 2 shares of the Templeton Asset Strategy Fund (formerly Templeton Asset Allocation Fund) of the Franklin Templeton Variable Insurance Products Trust

- TEMPLETON DEVELOPING MARKETS SECURITIES FUND SUB-ACCOUNT (FORMERLY TEMPLETON DEVELOPING MARKETS EQUITY FUND SUB-ACCOUNT) which purchases Class 1 shares of the Templeton Developing Markets Securities Fund (formerly Templeton Developing Markets Equity Fund) of the Franklin Templeton Variable Insurance Products Trust

- TEMPLETON GROWTH SECURITIES FUND SUB-ACCOUNT (FORMERLY TEMPLETON GLOBAL GROWTH FUND SUB-ACCOUNT) which purchases Class 2 shares of the Templeton Growth Securities Fund (formerly Templeton Global Growth Fund) of the Franklin Templeton Variable Insurance Products Trust

- TEMPLETON INTERNATIONAL SECURITIES FUND SUB-ACCOUNT (FORMERLY TEMPLETON INTERNATIONAL FUND SUB-ACCOUNT) which purchases Class 2 shares of the Templeton International Securities Fund (formerly Templeton International
  Fund) of the Franklin Templeton Variable Insurance Products Trust

You may also allocate some or all of your Premium Payment to the "Fixed Accumulation Feature", which pays an interest rate guaranteed for a certain time period from the time the Premium Payment is made. Premium Payments allocated to the Fixed Accumulation Feature are not segregated from our company assets like the assets of the Separate Account.

If you decide to buy this Annuity, you should keep this prospectus for your records. You can also call us at 1-800-862-6668 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this Annuity and, like this prospectus, is filed with the Securities and Exchange Commission ("SEC"). We have included the Table of Contents for the Statement of Additional Information at the end of this prospectus.

Although we file the prospectus and the Statement of Additional Information with the SEC, the SEC doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense. This Prospectus and the Statement of Additional Information can also be obtained from the SEC's website (HTTP://WWW.SEC.GOV).

This Annuity IS NOT:

 -  A bank deposit or obligation

 -  Federally insured

 -  Endorsed by any bank or governmental agency

This Annuity may not be available for sale in all states.
--------------------------------------------------------------------------------
PROSPECTUS DATED: SEPTEMBER 17, 2000
STATEMENT OF ADDITIONAL INFORMATION DATED: SEPTEMBER 17, 2000

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
----------------------------------------------------------------------
DEFINITIONS                                                       4
----------------------------------------------------------------------
FEE TABLE                                                         6
----------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES                                    7
----------------------------------------------------------------------
ACCUMULATION UNIT VALUES                                         10
----------------------------------------------------------------------
HIGHLIGHTS                                                       12
----------------------------------------------------------------------
GENERAL CONTRACT INFORMATION                                     13
----------------------------------------------------------------------
  Hartford Life and Annuity Insurance Company                    13
----------------------------------------------------------------------
  The Separate Account                                           13
----------------------------------------------------------------------
  The Funds                                                      14
----------------------------------------------------------------------
PERFORMANCE RELATED INFORMATION                                  16
----------------------------------------------------------------------
THE FIXED ACCUMULATION FEATURE                                   16
----------------------------------------------------------------------
THE CONTRACT                                                     17
----------------------------------------------------------------------
  Purchases and Contract Value                                   17
----------------------------------------------------------------------
  Charges and Fees                                               19
----------------------------------------------------------------------
  Death Benefit                                                  21
----------------------------------------------------------------------
  Surrenders                                                     23
----------------------------------------------------------------------
ANNUITY PAYOUTS                                                  24
----------------------------------------------------------------------
OTHER PROGRAMS AVAILABLE                                         26
----------------------------------------------------------------------
OTHER INFORMATION                                                27
----------------------------------------------------------------------
  Legal Matters and Experts                                      27
----------------------------------------------------------------------
  More Information                                               28
----------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS                                       28
----------------------------------------------------------------------
TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION         32
----------------------------------------------------------------------
APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED RETIREMENT
  PLANS                                                          33
----------------------------------------------------------------------
APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES                36
----------------------------------------------------------------------

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

DEFINITIONS

These terms are capitalized when used throughout this prospectus. Please refer to these defined terms if you have any questions as you read your prospectus.

ACCOUNT: Any of the Sub-Accounts or Fixed Accumulation Feature.

ACCUMULATION UNITS: If you allocate your Premium Payment to any of the Sub-Accounts, we will convert those payments into Accumulation Units in the selected Sub-Accounts. Accumulation Units are valued at the end of each Valuation Day and are used to calculate the value of your Contract prior to Annuitization.

ACCUMULATION UNIT VALUE: The daily price of Accumulation Units on any Valuation Day.

ADMINISTRATIVE OFFICE OF THE COMPANY: Our location and overnight mailing address is: 200 Hopmeadow Street, Simsbury, Connecticut 06089. Our standard mailing address is: Investment Product Services, P.O. Box 5085, Hartford, Connecticut 06102-5085.

ANNIVERSARY VALUE: The value equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary.

ANNUAL MAINTENANCE FEE: An annual $30 charge deducted on a Contract Anniversary or upon full Surrender if the Contract Value at either of those times is less than $50,000. The charge is deducted proportionately from each Account in which you are invested.

ANNUAL WITHDRAWAL AMOUNT: This is the amount you can Surrender per Contract Year without paying a Contingent Deferred Sales Charge. This amount is non-cumulative, meaning that it cannot be carried over from one year to the next.

ANNUITANT: The person on whose life the Contract is based. The Annuitant may not be changed after your Contract is issued.

ANNUITY CALCULATION DATE: The date we calculate the first Annuity Payout.

ANNUITY PAYOUT: The money we pay out after the Annuity Commencement Date for the duration and frequency you select.

ANNUITY PAYOUT OPTION: Any of the options available for payout after the Annuity Commencement Date or death of the Contract Owner or Annuitant.

ANNUITY UNIT: The unit of measure we use to calculate the value of your Annuity Payouts under a variable dollar amount Annuity Payout Option.

ANNUITY UNIT VALUE: The daily price of Annuity Units on any Valuation Day.

BENEFICIARY: The person(s) entitled to receive a Death Benefit upon the death of the Contract Owner or Annuitant.

CHARITABLE REMAINDER TRUST: An irrevocable trust, where an individual donor makes a gift to the trust, and in return receives an income tax deduction. In addition, the individual donor has the right to receive a percentage of the trust earnings for a specified period of time.

CODE: The Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: The present value of any remaining guaranteed Annuity Payouts.

CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before the Annuity Commencement Date. You must name a Contingent Annuitant before the original Annuitant's death.

CONTINGENT DEFERRED SALES CHARGE: The deferred sales charge that may apply when you make a full or partial Surrender.

CONTRACT: The individual Annuity Contract and any endorsements or riders. Group participants and some individuals will receive a certificate rather than a Contract.

CONTRACT ANNIVERSARY: The anniversary of the date we issued your Contract. If the Contract Anniversary falls on a Non-Valuation Day, then the Contract Anniversary will be the next Valuation Day.

CONTRACT VALUE: The total value of the Accounts on any Valuation Day.

CONTRACT YEAR: Any 12 month period between Contract Anniversaries, beginning with the date the Contract was issued.

DEATH BENEFIT: The amount payable after the Contract Owner or the Annuitant dies.

DOLLAR COST AVERAGING: A program that allows you to systematically make transfers between Accounts available in your Contract.

FIXED ACCUMULATION FEATURE: Part of our General Account, where you may allocate all or a portion of your Contract Value. In your Contract, this is defined as the "Fixed Account".

GENERAL ACCOUNT: The General Account includes our company assets and any money you have invested in the Fixed Accumulation Feature.

HARTFORD, WE OR OUR: Hartford Life and Annuity Insurance Company. Only Hartford is a capitalized term in the prospectus.

JOINT ANNUITANT: The person on whose life Annuity Payouts are based if the Annuitant dies after Annuitization. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

MAXIMUM ANNIVERSARY VALUE: This is the highest Anniversary Value prior to the deceased's 81st birthday or the date of death, if earlier.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

NET INVESTMENT FACTOR: This is used to measure the investment performance of a Sub-Account from one Valuation Day to the next, and is also used to calculate your Annuity Payout amount.

NON-VALUATION DAY: Any day the New York Stock Exchange is not open for trading.

PAYEE: The person or party you designate to receive Annuity Payouts.

PREMIUM PAYMENT: Money sent to us to be invested in your Annuity.

PREMIUM TAX: A tax charged by a state or municipality on Premium Payments.

REQUIRED MINIMUM DISTRIBUTION: A federal requirement that individuals age 70 1/2 and older must take a distribution from their tax-qualified retirement account by December 31, each year. For employer sponsored Qualified Contracts, the individual must begin taking distributions at the age of 70 1/2 or upon retirement, whichever comes later.

SUB-ACCOUNT VALUE: The value on or before the Annuity Calculation Date, which is determined on any day by multiplying the number of Accumulation Units by the Accumulation Unit Value for that Sub-Account.

SURRENDER: A complete or partial withdrawal from your Contract.

SURRENDER VALUE: The amount we pay you if you terminate your Contract before the Annuity Commencement Date. The Surrender Value is equal to the Contract Value minus any applicable charges.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. Values of the Separate Account are determined as of the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Time.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                   FEE TABLE

CONTRACT OWNER TRANSACTION EXPENSES
    Sales Charge Imposed on Purchases (as a percentage of
     Premium Payments)                                        None
-------------------------------------------------------------------
    Contingent Deferred Sales Charge (as a percentage of
     Premium Payments) (1)
    First Year (2)                                               6%
-------------------------------------------------------------------
    Second Year                                                  5%
-------------------------------------------------------------------
    Third Year                                                   4%
-------------------------------------------------------------------
    Fourth Year                                                  0%
-------------------------------------------------------------------
ANNUAL MAINTENANCE FEE (3)                                    $ 30
-------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Sub-Account Value)
    Mortality and Expense Risk Charge                         1.50%
-------------------------------------------------------------------
    Administrative Fees                                       0.20%
-------------------------------------------------------------------
    Total Separate Account Annual Expenses                    1.65%
-------------------------------------------------------------------
OPTIONAL CHARGES (as a percentage of average daily
  Sub-Account Value)
    Optional Death Benefit Charge                             0.15%
-------------------------------------------------------------------
    Total Separate Account Annual Expenses with the Optional
     Death Benefit Charge                                     1.80%
-------------------------------------------------------------------

(1) Each Premium Payment has its own Contingent Deferred Sales Charge schedule. See "Charges and Fees -- The Contingent Deferred Sales Charge." The Contingent Deferred Sales Charge is not assessed on partial Surrenders which do not exceed the Annual Withdrawal Amount.

(2) Length of time from each Premium Payment.

(3) An annual $30 charge deducted on a Contract Anniversary or upon Surrender if the Contract Value at either of those times is less than $50,000. It is deducted proportionately from the Accounts in which you are invested at the time of the charge.

The purpose of the Fee Table and Examples is to assist you in understanding various costs and expenses that you will pay directly or indirectly. The Fee Table and Examples reflect expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.

The Examples should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown. The Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account. We do this by approximating an "average" 0.06% annual charge.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES
                           AS OF THE FUND'S YEAR END
                        (As a percentage of net assets)

                                                                                                         TOTAL FUND
                                                                                                          OPERATING
                                                  MANAGEMENT     12B-1 DISTRIBUTION       OTHER           EXPENSES
                                                     FEES         AND/OR SERVICING       EXPENSES       INCLUDING ANY
                                                INCLUDING ANY      FEES INCLUDING     INCLUDING ANY    WAIVERS AND ANY
                                                   WAIVERS            WAIVERS         REIMBURSEMENTS   REIMBURSEMENTS
----------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Fund                0.43%               0.25%             0.01%             0.69%
----------------------------------------------------------------------------------------------------------------------
American Funds Bond Fund                            0.51%               0.25%             0.02%             0.78%
----------------------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                   0.68%               0.25%             0.03%             0.96%
----------------------------------------------------------------------------------------------------------------------
American Funds Global Small Capitalization
  Fund                                              0.79%               0.25%             0.03%             1.07%
----------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund                          0.38%               0.25%             0.01%             0.64%
----------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                   0.34%               0.25%             0.01%             0.60%
----------------------------------------------------------------------------------------------------------------------
American Funds International Fund                   0.55%               0.25%             0.05%             0.85%
----------------------------------------------------------------------------------------------------------------------
American Funds New World Fund (1)                   0.89%               0.25%             0.06%             1.20%
----------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund -- Class 2 (2) (3)        0.56%               0.25%             0.02%             0.83%
----------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund -- Class 2 (2) (4)          0.55%               0.25%             0.27%             1.07%
----------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income Securities Fund
  (formerly Franklin Strategic Income
  Investments Fund) (5)                             0.43%                N/A              0.32%             0.75%
----------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS Fund                      0.45%                N/A              0.02%             0.47%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Capital
  Opportunities Series (6) (7)                      0.75%                N/A              0.16%             0.91%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Emerging Growth
  Series (6)                                        0.75%                N/A              0.09%             0.84%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Global Equity Series
  (6) (7)                                           1.00%                N/A              0.21%             1.21%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Growth Series (6)
  (7)                                               0.75%                N/A              0.16%             0.91%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Growth with Income
  Series (6)                                        0.75%                N/A              0.13%             0.88%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- High Income Series
  (6) (7)                                           0.75%                N/A              0.16%             0.91%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- New Discovery Series
  (6) (7)                                           0.90%                N/A              0.17%             1.07%
----------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Total Return Series
  (6)                                               0.75%                N/A              0.15%             0.90%
----------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund -- Class 2 (2)
  (8)                                               0.60%               0.25%             0.19%             1.04%
----------------------------------------------------------------------------------------------------------------------
Templeton Asset Strategy Fund (formerly
  Templeton Asset Allocation Fund) -- Class 2
  (2) (9)                                           0.60%               0.25%             0.18%             1.03%
----------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund
  (formerly Templeton Developing Markets
  Equity Fund) -- Class 1 (10)                      1.25%                N/A              0.31%             1.56%
----------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund (formerly
  Templeton Global Growth Fund) -- Class 2 (2)
  (11)                                              0.83%               0.25%             0.05%             1.13%
----------------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund
  (formerly Templeton International Fund) --
  Class 2 (2) (12)                                  0.69%               0.25%             0.19%             1.13%
----------------------------------------------------------------------------------------------------------------------

(1) These expenses are annualized. The Fund began operations on June 17, 1999.

(2) The Fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectus. While the maximum amount payable under the Fund's Class 2 Rule 12b-1 Plan is 0.35% per year of the Fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year through at least April 30, 2001.

(3) The fund administration fee is paid indirectly through the management fees.

(4) On 2/8/00, a merger and reorganization was approved that combined the assets of the Franklin Small Cap Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. On 2/8/00, fund shareholders approved new management fees,

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
    which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.55%, Distribution and Service Fees 0.25%, Other Expenses 0.27%, and Total Fund Operating Expenses 1.07%.

(5) The management fees shown are based on the fund's maximum contractual amount. Other expenses are estimated. The manager and administrator have agreed in advance to waive or limit their respective fees and the manager to assume as its own expense certain expenses otherwise payable by the fund so that total annual fund operating expenses do not exceed 0.75% for the current fiscal year. After December 31, 2001, the manager and administrator may end this arrangement at any time. Without this reduction Total Fund Operating Expenses were:

                                                                                                        TOTAL FUND
                                                                                              OTHER     OPERATING
                                                              MANAGEMENT FEES   12B-1 FEES   EXPENSES    EXPENSES
------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income Securities Fund                          0.43%           N/A        0.52%        0.95%
------------------------------------------------------------------------------------------------------------------

(6) Each Series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. After these reductions, the Total Fund Operating Expenses would be:

                                                                                                        TOTAL FUND
                                                                                              OTHER     OPERATING
                                                              MANAGEMENT FEES   12B-1 FEES   EXPENSES    EXPENSES
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Capital Opportunities Series             0.75%           N/A        0.15%        0.90%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Emerging Growth Series                   0.75%           N/A        0.08%        0.83%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Global Equity Series                     1.00%           N/A        0.15%        1.15%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Growth Series                            0.75%           N/A        0.15%        0.90%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Growth with Income Series                0.75%           N/A        0.12%        0.87%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- High Income Series                       0.75%           N/A        0.15%        0.90%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- New Discovery Series                     0.90%           N/A        0.15%        1.05%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Total Return Series                      0.75%           N/A        0.14%        0.89%
------------------------------------------------------------------------------------------------------------------

(7) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% of the average daily net assets of the series during the current fiscal year. These contractual fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series. Without this waiver, "Total Fund Operating Expenses" would have been:

                                                                                                        TOTAL FUND
                                                                                              OTHER     OPERATING
                                                              MANAGEMENT FEES   12B-1 FEES   EXPENSES    EXPENSES
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Capital Opportunities Series             0.75%           N/A        0.27%        1.02%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Global Equity Series                     1.00%           N/A        3.39%        4.39%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- Growth Series                            0.75%           N/A        0.71%        1.46%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- High Income Series                       0.75%           N/A        0.22%        0.97%
------------------------------------------------------------------------------------------------------------------
MFS-Registered Trademark- New Discovery Series                     0.90%           N/A        1.59%        2.49%
------------------------------------------------------------------------------------------------------------------

(8) On 2/8/00, a merger and reorganization was approved that combined the Mutual Shares Securities Fund with a similar fund of Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.60%, Distribution and Service Fees 0.25%, Other Expenses 0.19%, and Total Fund Operating Expenses 1.04%.

(9) On 2/8/00, shareholders approved a merger and reorganization that combined the Templeton Asset Strategy Fund with the Templeton Global Asset Allocation Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.60%, Distribution and Service Fees 0.25%, Other Expenses 0.14%, and Total Fund Operating Expenses 0.99%.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
--------------------------------------------------------------------------------

(10) On 2/8/00, shareholders approved a merger and reorganization that combined the Developing Markets Securities Fund with the Templeton Developing Markets Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 1.25%, Other Expenses 0.29%, and Total Fund Operating Expenses 1.54%.

(11) On 2/8/00, a merger and reorganization was approved that combined the Templeton Growth Securities Fund with a similar fund of Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, Distribution and Service Fees 0.25%, Other Expenses 0.05%, and Total Fund Operating Expenses 1.10%.

(12) On 2/8/00, shareholders approved a merger and reorganization that combined the Templeton International Securities Fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%.

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLE

The following Example assumes the Option Death Benefit is NOT selected:

                               If you Surrender your Contract at the       If you annuitize your Contract at the
                               end of the applicable time period you       end of the applicable time period you
                               would pay the following expenses on         would pay the following expenses on
                               a $1,000 investment, assuming a 5%          a $1,000 investment, assuming a 5%
                               annual return on assets:                    annual return on assets:
SUB-ACCOUNT                     1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------------------
American Funds Asset
  Allocation Fund                 83         124        156        250        21         67         116        249
--------------------------------------------------------------------------------------------------------------------
American Funds Bond Fund          84         126        161        260        22         70         120        259
--------------------------------------------------------------------------------------------------------------------
American Funds Global Growth
  Fund                            86         132        170        278        24         76         130        277
--------------------------------------------------------------------------------------------------------------------
American Funds Global Small
  Capitalization Fund             87         135        175        289        25         79         135        289
--------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund        82         122        154        245        21         66         113        244
--------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income
  Fund                            82         121        152        241        21         65         111        240
--------------------------------------------------------------------------------------------------------------------
American Funds International
  Fund                            85         128        164        267        23         72         124        266
--------------------------------------------------------------------------------------------------------------------
American Funds New World Fund     88         139        181        302        27         83         142        302
--------------------------------------------------------------------------------------------------------------------
Franklin Real Estate
  Securities Fund                 84         128        163        265        23         72         123        264
--------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund           87         135        175        289        25         79         135        289
--------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income
  Investments Fund                84         126        159        257        22         69         119        256
--------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS
  Fund                            81         117        145        227        19         61         104        226
--------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities
  Series                          85         130        167        273        24         74         127        272
--------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series        84         128        164        266        23         72         124        265
--------------------------------------------------------------------------------------------------------------------
MFS Global Equity Series          88         139        182        303        27         83         143        303
--------------------------------------------------------------------------------------------------------------------
MFS Growth Series                 85         130        167        273        24         74         127        272
--------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series     85         129        166        270        23         73         126        269
--------------------------------------------------------------------------------------------------------------------
MFS High Income Series            85         130        167        273        24         74         127        272
--------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series          87         135        175        289        25         79         135        289
--------------------------------------------------------------------------------------------------------------------
MFS Total Return Series           85         130        167        272        24         74         127        271
--------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund     87         134        174        286        25         78         134        286
--------------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation
  Fund                            86         133        171        281        24         77         131        280
--------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets
  Equity Fund                     92         149        198        336        30         93         159        335
--------------------------------------------------------------------------------------------------------------------
Templeton Global Growth Fund      87         136        177        292        26         80         137        292
--------------------------------------------------------------------------------------------------------------------
Templeton International Fund      87         136        177        292        26         80         137        292
--------------------------------------------------------------------------------------------------------------------

                               If you do not Surrender your
                               Contract, you would pay the
                               following expenses on a $1,000
                               investment, assuming a 5% annual
                               return on assets:
SUB-ACCOUNT                     1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------
American Funds Asset
  Allocation Fund                 22         68         117        250
-----------------------------
American Funds Bond Fund          23         71         121        260
-----------------------------
American Funds Global Growth
  Fund                            25         76         130        278
-----------------------------
American Funds Global Small
  Capitalization Fund             26         80         136        289
-----------------------------
American Funds Growth Fund        22         66         114        245
-----------------------------
American Funds Growth-Income
  Fund                            21         65         112        241
-----------------------------
American Funds International
  Fund                            24         73         125        267
-----------------------------
American Funds New World Fund     27         84         143        302
-----------------------------
Franklin Real Estate
  Securities Fund                 23         72         124        265
-----------------------------
Franklin Small Cap Fund           26         80         136        289
-----------------------------
Franklin Strategic Income
  Investments Fund                23         70         120        257
-----------------------------
Hartford Money Market HLS
  Fund                            20         61         105        227
-----------------------------
MFS Capital Opportunities
  Series                          24         75         128        273
-----------------------------
MFS Emerging Growth Series        24         73         124        266
-----------------------------
MFS Global Equity Series          27         84         143        303
-----------------------------
MFS Growth Series                 24         75         128        273
-----------------------------
MFS Growth with Income Series     24         74         126        270
-----------------------------
MFS High Income Series            24         75         128        273
-----------------------------
MFS New Discovery Series          26         80         136        289
-----------------------------
MFS Total Return Series           24         74         127        272
-----------------------------
Mutual Shares Securities Fund     26         79         135        286
-----------------------------
Templeton Asset Allocation
  Fund                            25         77         132        281
-----------------------------
Templeton Developing Markets
  Equity Fund                     31         94         160        336
-----------------------------
Templeton Global Growth Fund      26         81         138        292
-----------------------------
Templeton International Fund      26         81         138        292
-----------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
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EXAMPLE

The following Example assumes the Option Death Benefit is selected:

                               If you Surrender your Contract at the       If you annuitize your Contract at the
                               end of the applicable time period you       end of the applicable time period you
                               would pay the following expenses on         would pay the following expenses on
                               a $1,000 investment, assuming a 5%          a $1,000 investment, assuming a 5%
                               annual return on assets:                    annual return on assets:
SUB-ACCOUNT                     1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------------------
American Funds Asset
  Allocation Fund                 84         128        164        266        23         72         124        265
--------------------------------------------------------------------------------------------------------------------
American Funds Bond Fund          85         131        168        275        24         75         128        274
--------------------------------------------------------------------------------------------------------------------
American Funds Global Growth
  Fund                            87         136        177        293        26         80         137        293
--------------------------------------------------------------------------------------------------------------------
American Funds Global Small
  Capitalization Fund             88         139        182        304        27         84         143        304
--------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund        84         127        161        261        22         70         121        260
--------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income
  Fund                            84         126        159        257        22         69         119        256
--------------------------------------------------------------------------------------------------------------------
American Funds International
  Fund                            86         133        172        282        25         77         132        281
--------------------------------------------------------------------------------------------------------------------
American Funds New World Fund     90         143        189        317        28         88         150        316
--------------------------------------------------------------------------------------------------------------------
Franklin Real Estate
  Securities Fund                 86         132        171        280        24         76         131        279
--------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund           88         139        182        304        27         84         143        304
--------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income
  Investments Fund                85         130        167        272        24         74         127        271
--------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS
  Fund                            82         122        153        243        21         65         112        242
--------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities
  Series                          87         135        175        288        25         79         135        288
--------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series        86         133        171        281        24         77         131        280
--------------------------------------------------------------------------------------------------------------------
MFS Global Equity Series          90         143        189        318        28         88         150        317
--------------------------------------------------------------------------------------------------------------------
MFS Growth Series                 87         135        175        288        25         79         135        288
--------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series     86         134        173        285        25         78         133        284
--------------------------------------------------------------------------------------------------------------------
MFS High Income Series            87         135        175        288        25         79         135        288
--------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series          88         139        182        304        27         84         143        304
--------------------------------------------------------------------------------------------------------------------
MFS Total Return Series           87         134        174        287        25         78         134        287
--------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund     88         138        181        301        27         83         141        301
--------------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation
  Fund                            88         137        178        296        26         81         139        296
--------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets
  Equity Fund                     93         153        205        350        32         98         167        349
--------------------------------------------------------------------------------------------------------------------
Templeton Global Growth Fund      89         140        184        307        27         85         145        307
--------------------------------------------------------------------------------------------------------------------
Templeton International Fund      89         140        184        307        27         85         145        307
--------------------------------------------------------------------------------------------------------------------

                               If you do not Surrender your
                               Contract, you would pay the
                               following expenses on a $1,000
                               investment, assuming a 5% annual
                               return on assets:
SUB-ACCOUNT                     1 YEAR    3 YEARS    5 YEARS    10 YEARS
-----------------------------
American Funds Asset
  Allocation Fund                 24         73         124        266
-----------------------------
American Funds Bond Fund          24         75         129        275
-----------------------------
American Funds Global Growth
  Fund                            26         81         138        293
-----------------------------
American Funds Global Small
  Capitalization Fund             27         84         144        304
-----------------------------
American Funds Growth Fund        23         71         122        261
-----------------------------
American Funds Growth-Income
  Fund                            23         70         120        257
-----------------------------
American Funds International
  Fund                            25         78         132        282
-----------------------------
American Funds New World Fund     29         88         150        317
-----------------------------
Franklin Real Estate
  Securities Fund                 25         77         131        280
-----------------------------
Franklin Small Cap Fund           27         84         144        304
-----------------------------
Franklin Strategic Income
  Investments Fund                24         74         127        272
-----------------------------
Hartford Money Market HLS
  Fund                            21         66         113        243
-----------------------------
MFS Capital Opportunities
  Series                          26         79         136        288
-----------------------------
MFS Emerging Growth Series        25         77         132        281
-----------------------------
MFS Global Equity Series          29         89         151        318
-----------------------------
MFS Growth Series                 26         79         136        288
-----------------------------
MFS Growth with Income Series     26         78         134        285
-----------------------------
MFS High Income Series            26         79         136        288
-----------------------------
MFS New Discovery Series          27         84         144        304
-----------------------------
MFS Total Return Series           26         79         135        287
-----------------------------
Mutual Shares Securities Fund     27         83         142        301
-----------------------------
Templeton Asset Allocation
  Fund                            27         82         140        296
-----------------------------
Templeton Developing Markets
  Equity Fund                     32         99         167        350
-----------------------------
Templeton Global Growth Fund      28         85         145        307
-----------------------------
Templeton International Fund      28         85         145        307
-----------------------------

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

HIGHLIGHTS

HOW DO I PURCHASE THIS ANNUITY?

You must complete our application or order request and submit it to us for approval with your first Premium Payment. Your first Premium Payment must be at least $10,000 and subsequent Premium Payments must be at least $500, unless you take advantage of our InvestEase-Registered Trademark- Program or are part of certain retirement plans.

 - For a limited time, usually within ten days after you receive your Contract, you may cancel your Annuity without paying a Contingent Deferred Sales Charge. You may bear the investment risk for your Premium Payment prior to our receipt of your request for cancellation.

WHAT TYPE OF SALES CHARGE WILL I PAY?

You don't pay a sales charge when you purchase your Annuity. We may charge you a Contingent Deferred Sales Charge when you partially or fully Surrender your Annuity. The Contingent Deferred Sales Charge will depend on the amount you choose to Surrender and the length of time the Premium Payment you made has been in your Annuity. The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

NUMBER OF YEARS FROM  CONTINGENT DEFERRED
  PREMIUM PAYMENT        SALES CHARGE
-----------------------------------------
         1                   6%
-----------------------------------------
         2                   5%
-----------------------------------------
         3                   4%
-----------------------------------------
     4 or more               0%
-----------------------------------------

You won't be charged a Contingent Deferred Sales Charge on:

 -  The Annual Withdrawal Amount

 - Premium Payments or earnings that have been in your Annuity for more than three years.

 -  Distributions made due to death

 -  Most payments we make to you as part of your Annuity Payout

IS THERE AN ANNUAL MAINTENANCE FEE?

We deduct this $30.00 fee each year on your Contract Anniversary or when you fully Surrender your Annuity, if, on either of those dates, the value of your Annuity is less than $50,000.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?
In addition to the Annual Maintenance Fee, you pay two other types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:

A mortality and expense risk charge that is subtracted daily and is equal to an annual charge of 1.50% of your Contract Value invested in the Funds.

The second type of charge is the fee you pay for the Separate Account. This charge is:

An administrative fee of .20% per year of the Contract Value held in the Separate Account.

The third type of charge is the fee you pay for the Funds. See the Annual Fund Operating Expenses table for more complete information and the Funds' prospectuses accompanying this prospectus.

If you elect the Optional Death Benefit, we will subtract an additional charge on a daily basis that is equal to an annual charge of .15% of your Contract Value invested in the Funds.

CAN I TAKE OUT ANY OF MY MONEY?

You may Surrender all or part of the amounts you have invested at any time before we start making Annuity Payouts. Once Annuity Payouts begin, you may take full or partial Surrenders under the Payments for a Period Certain, Life Annuity with Payments for a Period Certain or the Joint and Last Survivor Annuity with Payments for a Period Certain Annuity Options, but only if you selected the variable dollar amount Annuity Payouts.

 - You may have to pay income tax on the money you take out and, if you Surrender before you are age 59 1/2, you may have to pay an income tax penalty.

 - You may have to pay a Contingent Deferred Sales Charge on the money you Surrender.

WILL HARTFORD PAY A DEATH BENEFIT?

There is a Death Benefit if the Contract Owner, joint owner or the Annuitant die before we begin to make Annuity Payouts. The Death Benefit will be calculated as of the date we receive a certified death certificate or other legal document acceptable to us. The Death Benefit amount will remain invested in the Sub-Accounts according to your last instructions and will fluctuate with the performance of the underlying Funds.

If death occurs prior to the Annuity Commencement Date, the Death Benefit is the greatest of:

 - The total Premium Payments you have made to us minus the dollar amount of any partial Surrenders,

 -  The Contract Value of your Annuity, or

 -  Your Maximum Anniversary Value, which is described below.

The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries of Contract Values, Premium Payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death, whichever is earlier. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
--------------------------------------------------------------------------------
Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

If you elect the Optional Death Benefit at an additional charge, the Death Benefit will be the greater of:

 - the total Premium Payments you have made to us minus the dollar amount of any partial Surrenders;

 -  the Contract Value of your Annuity;

 -  your Maximum Anniversary Value; or

 - your Interest Accumulation Value on the date your Optional Death Benefit is added to your annuity.

The Optional Death Benefit may not be available if the Contract Owner or Annuitant is age 75 or older. The Optional Death Benefit is not available in the state of Washington.

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

When it comes time for us to make Annuity Payouts, you may choose one of the following Annuity Payout Options: Life Annuity, Life Annuity with Cash Refund, Life Annuity with Payments for a Period Certain, Joint and Last Survivor Life Annuity, Joint and Last Survivor Life Annuity with Payments for a Period Certain and Payments for a Period Certain. We may make other Annuity Payout Options available at any time.

You must begin to take payouts by the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval. If you do not tell us what Annuity Payout Option you want before the Annuity Commencement Date, we will make payments under the Life Annuity with a 10-year Period Certain Annuity Option.

GENERAL CONTRACT INFORMATION
--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY
INSURANCE COMPANY
Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                        EFFECTIVE DATE
    RATING AGENCY         OF RATING       RATING          BASIS OF RATING
--------------------------------------------------------------------------------
 A.M. Best and
 Company, Inc.              1/1/99          A+      Financial performance
--------------------------------------------------------------------------------
 Standard & Poor's          8/1/99         AA       Insurer financial strength
--------------------------------------------------------------------------------
 Duff & Phelps              7/1/99         AA+      Claims paying ability
--------------------------------------------------------------------------------

THE SEPARATE ACCOUNT

The Separate Account is where we set aside and invest the assets of some of our annuity contracts, including this Contract. The Separate Account was established on April 1, 1999 and is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. This Separate Account holds only assets for variable annuity contracts. The Separate Account:

- Holds assets for the benefit of you and other Contract Owners, and the persons entitled to the payments described in the Contract.

- Is not subject to the liabilities arising out of any other business Hartford may conduct.

- Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.

- May be subject to liabilities from a Sub-Account of the Separate Account which holds assets of other variable annuity contracts or variable life insurance policies offered by the Separate Account which are not described in this Prospectus.

- Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Annuity will equal the total of the payments you make to us.

THE FUNDS

The American Funds Asset Allocation Fund, American Funds Bond Fund, American Fund Global Growth Fund, American Funds Global Small Capitalization Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund and American Funds New World Fund are all part of American Funds Insurance Series. American Funds Insurance Series is a fully managed, diversified, open-end investment company organized as a Massachusetts business trust in 1983. American Funds Insurance Series offers two classes of fund shares: Class 1 shares and Class 2 shares. This Annuity invests only in Class 2 shares of American Funds Insurance Series. The investment adviser for each of the funds of American Funds Insurance Series is Capital Research and Management Company

14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
located at 333 South Hope Street, Los Angeles, California 90071. Capital Research and Management Company is a wholly owned subsidiary of The Capital Group Companies, Inc.

Hartford Money Market HLS Fund is sponsored and administered by Hartford Life Insurance Company. HL Investment Advisers, LLC located at 200 Hopmeadow Street, Simsbury, Connecticut, serves as the investment adviser to the Fund. Hartford Investment Management Company serves as sub-investment adviser and provides day to day investment services. The Fund is a separate Maryland corporation registered with the Securities and Exchange Commission as an open-end management investment company. Shares of the Fund have been divided into Class IA and Class IB. Only Class IA shares are available in this Annuity.

The MFS-Registered Trademark- Capital Opportunities Series,
MFS-Registered Trademark- Emerging Growth Series, MFS-Registered Trademark-Global Equity Series, MFS-Registered Trademark- Growth Series,
MFS-Registered Trademark- Growth with Income Series, MFS-Registered Trademark-High Income Series, MFS-Registered Trademark- New Discovery Series, and MFS-Registered Trademark- Total Return Series are series of the
MFS-Registered Trademark- Variable Insurance Trust(SM). The MFS Variable Insurance Trust(SM) is a professionally managed open-end management investment company. The MFS Variable Insurance Trust(SM) is registered as a Massachusetts business trust. MFS Investment Management-Registered Trademark- serves as the investment adviser to each of the Series of the MFS-Registered Trademark-Variable Insurance Trust(SM). MFS Investment Management-Registered Trademark- is located at 500 Boylston Street, Boston, Massachusetts 02116.

Franklin Real Estate Fund, Franklin Small Cap Fund, Franklin Strategic Income Securities Fund, Templeton Asset Strategy Fund, Templeton International Securities Fund, Mutual Shares Securities Fund, Templeton Developing Markets Securities Fund, and Templeton Growth Securities Fund are all part of the Franklin Templeton Variable Insurance Products Trust. The Franklin Templeton Variable Insurance Products Trust is an open-end managed investment company which was organized as a Massachusetts business trust on April 26, 1988. Franklin Templeton Variable Insurance Products Trust currently offers Class 1 and Class 2 shares. Class 2 shares of each Fund are available in this Annuity, except that Class 1 shares of Franklin Strategic Income Securities Fund and Templeton Developing Markets Securities Fund are available. The investment manager of the Franklin Real Estate Fund, Franklin Small Cap Fund, and the Franklin Strategic Income Securities Fund is Franklin Advisers, Inc. located at 777 Mariners Island Blvd. P.O. Box 7777, San Mateo, California 94403-777. The investment manager of Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC, located at 51 John F. Kennedy Parkway, Short Hills, New Jersey, 07078. The investment manager of Templeton Growth Securities Fund is Templeton Global Advisers Limited, located at Lyford Cay, Nassau, N.P. Bahamas. The investment manager of Templeton Developing Markets Securities Fund is Templeton Asset Management Ltd., located at 7 Temasek Blvd. #38-03, Suntec Tower One, Singapore, 038987.

The investment manager of Templeton Asset Strategy Fund and Templeton International Securities Fund is Templeton Investment Counsel, Inc. located at 500 East Broward Boulevard, Fort Lauderdale, Florida 33394-3091. Templeton Investment Counsel, Inc., Franklin Advisers, Inc., Franklin Mutual Advisers, LLC, Templeton Global Advisers Limited, and Templeton asset Management, Ltd. are wholly owned by Franklin Resources, Inc. a publicly owned company engaged in the financial services industry through its subsidiaries.

We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying Funds' prospectus and Statement of Additional Information, which may be ordered from us. The Funds' prospectus should be read in conjunction with this Prospectus before investing.

The Funds may not be available in all states contact your registered representative for current information about availability.

The investment goals of each of the Funds are as follows:

AMERICAN FUNDS ASSET ALLOCATION FUND -- Seeks high total return, including income and capital gains, consistent with the preservation of capital over the long term through a diversified portfolio that can include common stocks and other equity-type securities, bonds and other intermediate and long-term fixed income securities and money market instruments in any combination.

AMERICAN FUNDS BOND FUND -- Seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL GROWTH FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers domiciled around the world.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND -- Seeks long-term growth of capital by investing primarily in equity securities of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion.

AMERICAN FUNDS GROWTH FUND -- Seeks long-term growth of capital by investing primarily in common stocks which demonstrate the potential for appreciation.

AMERICAN FUNDS GROWTH-INCOME FUND -- Seeks growth of capital and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.

AMERICAN FUNDS INTERNATIONAL FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers domiciled outside of the United States.

AMERICAN FUNDS NEW WORLD FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers with significant exposure to countries with developing economies and/or markets. The Fund may also invest in debt securities, including high-yield, high risk bonds.

FRANKLIN REAL ESTATE FUND -- Seeks capital appreciation. Its secondary goal is to earn current income.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
--------------------------------------------------------------------------------

FRANKLIN SMALL CAP FUND -- Seeks long-term capital growth.

FRANKLIN STRATEGIC INCOME SECURITIES FUND (FORMERLY FRANKLIN STRATEGIC INCOME INVESTMENTS FUND) -- Seeks to earn a high level of current income. Its secondary goal is long-term capital appreciation.

HARTFORD MONEY MARKET HLS FUND -- Seeks maximum current income consistent with liquidity and preservation of capital.

MFS-REGISTERED TRADEMARK- CAPITAL OPPORTUNITIES SERIES -- Seeks capital appreciation.

MFS-REGISTERED TRADEMARK- EMERGING GROWTH SERIES -- Seeks to provide long-term growth of capital.

MFS-REGISTERED TRADEMARK- GLOBAL EQUITY SERIES -- Seeks capital appreciation.

MFS-REGISTERED TRADEMARK- GROWTH SERIES -- Seeks to provide long-term growth of capital and future income rather than current income.

MFS-REGISTERED TRADEMARK- GROWTH WITH INCOME SERIES -- Seeks to provide reasonable current income and long-term growth of capital and income.

MFS-REGISTERED TRADEMARK- HIGH INCOME SERIES -- Seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features.

MFS-REGISTERED TRADEMARK- NEW DISCOVERY SERIES -- Seeks capital appreciation.

MFS-REGISTERED TRADEMARK- TOTAL RETURN SERIES -- Seeks primarily to provide above-average income (compared to a portfolio invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

MUTUAL SHARES SECURITIES FUND -- Seeks capital appreciation. Its secondary goal is income.

TEMPLETON ASSET STRATEGY FUND (FORMERLY TEMPLETON ASSET ALLOCATION
FUND) -- Seeks high total return.

TEMPLETON DEVELOPING MARKETS SECURITIES FUND (FORMERLY TEMPLETON DEVELOPING MARKETS EQUITY FUND) -- Seeks long-term capital appreciation.

TEMPLETON GROWTH SECURITIES FUND (FORMERLY TEMPLETON GLOBAL GROWTH
FUND) -- Seeks long-term capital growth.

TEMPLETON INTERNATIONAL SECURITIES FUND (FORMERLY TEMPLETON INTERNATIONAL
FUND) -- Seeks long-term capital growth

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectus.

VOTING RIGHTS -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.

- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract.

- Arrange for the handling and tallying of proxies received from Contract
  Owners.

- Vote all Fund shares attributable to your Contract according to instructions received from you, and

- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make Annuity Payouts to you, the number of votes you have will decrease.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- We reserve the right, subject to any applicable law, to make certain changes to the Funds offered under your contract. We may, in our sole discretion, establish new Funds. New Funds will be made available to existing Contract Owners as we determine appropriate. We may also close one or more Funds to additional Payments or transfers from existing Sub-Accounts.

We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the Investment Company Act of 1940 (the "1940 Act"), substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.

In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Contract necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Contract Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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ADMINISTRATIVE SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides adminstrative services and the Funds pay a fee to Hartford that is usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family.

PERFORMANCE RELATED INFORMATION
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The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated since the date of the Separate Account's inception for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

The Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period. This figure includes the recurring charges at the Separate Account level including the Annual Maintenance Fee.

The Hartford Money Market HLS Fund Sub-Account may advertise YIELD AND EFFECTIVE YIELD. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield include the recurring charges at the Separate Account level including the Annual Maintenance Fee.

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as systematic investing, Dollar Cost Averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contract and the characteristics of and market for such alternatives.

THE FIXED ACCUMULATION FEATURE
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IMPORTANT INFORMATION YOU SHOULD KNOW: THIS PORTION OF THE PROSPECTUS RELATING TO THE FIXED ACCUMULATION FEATURE IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCUMULATION FEATURE IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. THE FIXED ACCUMULATION FEATURE OR ANY OF ITS INTERESTS ARE NOT SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCUMULATION FEATURE. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCUMULATION FEATURE MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

Premium Payments and Contract Values allocated to the Fixed Accumulation Feature become a part of our General Account assets. We invest the assets of the General Account according to the laws governing the investments of insurance company General Accounts.

Currently, we guarantee that we will credit interest at a rate of not less than 3% per year, compounded annually, to amounts you allocate to the Fixed Accumulation Feature. We reserve the right to change the rate subject only to applicable state insurance law. We may credit interest at a rate in excess of 3% per year. We will periodically publish the Fixed Accumulation Feature interest rates currently in effect. There is no specific formula for determining interest rates. Some of the factors that we may consider in determining whether to credit excess interest are; general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions,

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
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Surrenders or transfers from the Fixed Accumulation Feature on a "first-in first-out" basis.

IMPORTANT: ANY INTEREST CREDITED TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCUMULATION FEATURE IN EXCESS OF 3% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCUMULATION FEATURE MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

From time to time, we may credit increased interest rates under certain programs established in our sole discretion.

DOLLAR COST AVERAGING PLUS ("DCA") PROGRAMS -- Currently, you may enroll in a special pre-authorized transfer program known as our DCA Plus Program (the "Program"). Under this Program, Contract Owners who enroll may allocate a minimum of $5,000 of their Premium Payment into the Program (we may allow a lower minimum Premium Payment for qualified plan transfers or rollovers, including IRAs) and pre-authorize transfers to any of the Sub-Accounts under either the 6 Month Transfer Program or 12 Month Transfer Program. The 6-Month Transfer Program and the 12-Month Transfer Program will generally have different credited interest rates. Currently, the 6-Month and 12-Month Transfer Programs are credited the same interest rate as the Fixed Accumulation Feature. At some time in the future Hartford may offer interest rates specific to the transfer programs.

Under the 6-Month Transfer Program, the interest rate can accrue up to 6 months and all Premium Payments and accrued interest must be transferred from the Program to the selected Sub-Accounts in 3 to 6 months. Under the 12-Month Transfer Program, the interest rate can accrue up to 12 months and all Premium Payments and accrued interest must be transferred to the selected Sub-Accounts in 7 to 12 months. This will be accomplished by monthly transfers for the period selected and a final transfer of the entire amount remaining in the Program.

The pre-authorized transfers will begin within 15 days of receipt of the Program payment provided we receive complete enrollment instructions. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program payment, the Program will be voided and the entire balance in the Program will be transferred to the Accounts designated by you. If you do not designate an Account, you will receive the Fixed Accumulation Feature's current effective interest rate. Any subsequent payments we receive within the Program period selected will be allocated to the Sub-Accounts over the remainder of that Program transfer period.

You may elect to terminate the pre-authorized transfers by calling or writing us of your intent to cancel enrollment in the Program. Upon cancellation, you will no longer receive the Program interest rate and unless we receive instructions to the contrary, the amounts remaining in the Program may accrue the interest rate currently in effect for the Fixed Accumulation Feature.

We reserve the right to discontinue, modify or amend the Program or any other interest rate program we establish. Any change to the Program will not affect Contract Owners currently enrolled in the Program.

You may only have one DCA program in place at one time. There is no charge for Dollar Cost Averaging.

THE CONTRACT
--------------------------------------------------------------------------------

PURCHASES AND CONTRACT VALUE

WHAT TYPES OF CONTRACTS ARE AVAILABLE?

The Contract is an individual or group tax-deferred variable annuity contract. It is designed for retirement planning purposes and may be purchased by any individual, group or trust, including:

- Any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Code;

- Annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code;

- Individual Retirement Annuities adopted according to Section 408 of the Code;

- Employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state, and

- Certain eligible deferred compensation plans as defined in Section 457 of the Code.

The examples above represent Qualified Contracts, as defined by the Code. In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as Non-Qualified Contracts.

If you are purchasing the Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other qualified plan receives tax deferred treatment under the Code.

HOW DO I PURCHASE A CONTRACT?

You may purchase a Contract by completing and submitting an application or an order request along with an initial Premium Payment. For most Contracts, the minimum Premium Payment is $10,000. For additional Premium Payments, the minimum Premium Payment is $500. Under certain situations, we may allow smaller Premium Payments, for example, if you enroll in our InvestEase Program or are part of certain tax qualified retirement plans. Prior approval is required for Premium Payments of $1,000,000 or more.

18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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You and your Annuitant must not be older than age 85 on the date that your Contract is issued. You must be of legal age in the state where the Contract is being purchased or a guardian must act on your behalf.

HOW ARE PREMIUM PAYMENTS APPLIED TO MY CONTRACT?

Your initial Premium Payment will be invested within two Valuation Days of our receipt of a properly completed application or an order request and the Premium Payment. If we receive your subsequent Premium Payment before the close of the New York Stock Exchange, it will be invested on the same Valuation Day. If we receive your Premium Payment after the close of the New York Stock Exchange, it will be invested on the next Valuation Day. If we receive your subsequent Premium Payment on a Non-Valuation Day, the amount will be invested on the next Valuation Day. Unless we receive new instructions, we will invest the Premium Payment based on your last allocation instructions. We will send you a confirmation when we invest your Premium Payment.

If the request or other information accompanying the Premium Payment is incomplete when received, we will hold the money in a non-interest bearing account for up to five Valuation Days while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Premium Payment and explain why the Premium Payment could not be processed or keep the Premium Payment if you authorize us to keep it until you provide the necessary information.

CAN I CANCEL MY CONTRACT AFTER I PURCHASE IT?

We want you to be satisfied with the Contract you have purchased. We urge you to closely examine its provisions. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. We will not deduct any Contingent Deferred Sales Charges during this time. We may require additional information, including a signature guarantee, before we can cancel your Contract.

You bear the investment risk from the time the Contract is issued until we receive your complete cancellation request.

The amount we pay you upon cancellation depends on the requirements of the state where you purchased your Contract, the method of purchase, the type of Contract you purchased and your age.

HOW IS THE VALUE OF MY CONTRACT CALCULATED BEFORE THE ANNUITY COMMENCEMENT DATE?

The Contract Value is the sum of all Accounts. There are two things that affect your Sub-Account value: (1) the number of Accumulation Units and (2) the Accumulation Unit Value. The Sub-Account value is determined by multiplying the number of Accumulation Units by the Accumulation Unit Value. Therefore, on any Valuation Day your Contract Value reflects the investment performance of the Sub-Accounts and will fluctuate with the performance of the underlying Funds.

When Premium Payments are credited to your Sub-Accounts, they are converted into Accumulation Units by dividing the amount of your Premium Payments, minus any Premium Taxes, by the Accumulation Unit Value for that day. The more Premium Payments you put into your Contract, the more Accumulation Units you will own. You decrease the number of Accumulation Units you have by requesting Surrenders, transferring money out of an Account, settling a Death Benefit claim or by annuitizing your Contract.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day.

The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- The net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day divided by

- The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day; minus

- The daily mortality and expense risk charge and any other applicable charge, such as any Optional Death Benefit charge adjusted for the number of days in the period.

We will send you a statement in each calendar quarter, which tells you how many Accumulation Units you have, their value and your total Contract Value.

CAN I TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

TRANSFERS BETWEEN SUB-ACCOUNTS -- You may transfer from one Sub-Account to another before and after the Annuity Commencement Date at no extra charge. Your transfer request will be processed on the day that it is received as long as it is received on a Valuation Day before the close of the New York Stock Exchange. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

SUB-ACCOUNT TRANSFER RESTRICTIONS -- We reserve the right to limit the number of transfers to 12 per Contract Year, with no transfers occurring on consecutive Valuation Days. We also have the right to restrict transfers if we believe that the transfers could have an adverse effect on other Contract Owners. In all states except New York, Florida, Maryland and Oregon, we may:

- Require a minimum time period between each transfer,

- Limit the dollar amount that may be transferred on any one Valuation Day, and

- Not accept transfer requests from an agent acting under a power of attorney for more than one Contract Owner.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
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We also have a restriction in place that involves individuals who act under a power of attorney for multiple Contract Owners. If the value of the Contract Owners' Accounts add up to more than $2 million, we will not accept transfer instructions from the power of attorney unless the power of attorney has entered into a Third Party Transfer Services Agreement with us.

Some states may have different restrictions.

FIXED ACCUMULATION FEATURE TRANSFERS -- During each Contract Year, you may make transfers out of the Fixed Accumulation Feature to Sub-Accounts. All transfer allocations must be in whole numbers (e.g., 1%). You may transfer either:

- 30% of your total amount in the Fixed Accumulation Feature, or

- An amount equal to the largest previous transfer.

These transfer limits do not include transfers done through Dollar Cost Averaging or the DCA Plus Program.

If your interest rate renews at a rate at least 1% lower than your prior interest rate, you may transfer an amount equal to up to 100% of the amount to be invested at the renewal rate. You must make this transfer request within 60 days of being notified of the renewal rate.

FIXED ACCUMULATION FEATURE TRANSFER RESTRICTIONS -- We reserve the right to defer transfers from the Fixed Accumulation Feature for up to 6 months from the date of your request. After any transfer, you must wait six months before moving Sub-Account Values back to the Fixed Accumulation Feature.

TELEPHONE AND INTERNET TRANSFERS -- In most states, you can make transfers:

- By calling us at (800) 862-6668

- Electronically, when available, by the Internet through our website at http://online.hartfordlife.com
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Transfer instructions received by telephone on any Valuation Day before the close of the New York Stock Exchange will be carried out that day. Otherwise, the instructions will be carried out at the close of the New York Stock Exchange on the next Valuation Day.

Transfer instructions you send electronically are considered to be received by Hartford at the time and date stated on the electronic acknowledgement Hartford returns to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange on a Valuation Day, the instructions will be carried out that day. Otherwise, the instructions will be carried out at the close of the New York Stock Exchange the next Valuation Day. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

Telephone or Internet transfer requests may currently only be cancelled by calling us at (800) 862-6668 before the close of the New York Stock Exchange.

Hartford, our agents or our affiliates are not responsible for losses resulting from telephone or electronic requests that we believe are genuine. We will use reasonable procedures to confirm that instructions received by telephone or through our website are genuine, including a requirement that contract owners provide certain identification information, including a personal identification number. We record all telephone transfer instructions. We reserve the right to suspend, modify, or terminate telephone or electronic transfer privileges at any time.

POWER OF ATTORNEY -- You may authorize another person to make transfers on your behalf by submitting a completed Power of Attorney form. Once we have the completed form on file, we will accept transfer instructions, subject to our transfer restrictions, from your designated third party until we receive new instructions in writing from you. You will not be able to make transfers or other changes to your Contract if you have authorized someone else to act under a Power of Attorney.

CHARGES AND FEES

There are 6 charges and fees associated with the Contract and the Optional Death Benefit Charge:

1.  THE CONTINGENT DEFERRED SALES CHARGE

The Contingent Deferred Sales Charge covers some of the expenses relating to the sale and distribution of the Contract, including commissions paid to registered representatives and the cost of preparing sales literature and other promotional activities.

We may assess a Contingent Deferred Sales Charge when you request a full or partial Surrender. The Contingent Deferred Sales Charge is based on the amount to choose to Surrender and how long your Premium Payments have been in the Contract. The Contingent Deferred Sales Charge will not exceed the total amount of the Premium Payments made. Each Premium Payment has its own Contingent Deferred Sales Charge schedule. Premium Payments are Surrendered in the order in which they were received. The longer you leave your Premium Payments in the Contract, the lower the Contingent Deferred Sales Charge will be when you Surrender. The amount assessed a Contingent Deferred Sales Charge will not exceed your total Premium Payments.

The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

NUMBER OF YEARS FROM  CONTINGENT DEFERRED
  PREMIUM PAYMENT        SALES CHARGE
-----------------------------------------
         1                   6%
-----------------------------------------
         2                   5%
-----------------------------------------
         3                   4%
-----------------------------------------
     4 or more               0%
-----------------------------------------

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THE FOLLOWING SURRENDERS ARE NOT SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE:

- ANNUAL WITHDRAWAL AMOUNT -- During the first three years from each Premium Payment, you may, each Contract Year, take partial Surrenders up to 10% of the total Premium Payments. If you do not take 10% one year, you may not take more than 10% the next year. These amounts are different for Contracts issued to a Charitable Remainder Trust.

UNDER THE FOLLOWING SITUATIONS, THE CONTINGENT DEFERRED SALES CHARGE IS WAIVED:

- Upon eligible confinement as described in the Waiver of Sales Charge Rider. We will waive any Contingent Deferred Sales Charge applicable to a partial or full Surrender if you, the joint owner or the Annuitant, is confined for at least 180 calendar days to a: (a) facility recognized as a general hospital by the proper authority of the state in which it is located; or (b) facility recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or (c) facility certified as a hospital or long-term care facility; or (d) nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day. If you, the joint owner or the Annuitant is confined when you purchase the Contract, this waiver is not available. For it to apply, you must: (a) have owned the Contract continuously since it was issued, (b) provide written proof of confinement satisfactory to us, and (c) request the Surrender within 90 calendar days of the last day of confinement. This waiver may not be available in all states. Please contact your Registered Representative or us to determine if it is available for you.

- For Required Minimum Distributions. This allows Annuitants who are age 70 1/2 or older, with a Contract held under an Individual Retirement Account or 403(b) plan, to Surrender an amount equal to the Required Minimum Distribution for the Contract without a Contingent Deferred Sales Charge. All requests for Required Minimum Distributions must be in writing.

- On or after the Annuitant's 90th birthday.

THE FOLLOWING SITUATIONS ARE NOT SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE:

- Upon death of the Annuitant or Contract Owner. No Contingent Deferred Sales Charge will be deducted if the Annuitant or Contract Owner dies, unless the Contract Owner is not a natural person (e.g. a trust).

- Upon Annuitization. The Contingent Deferred Sales Charge is not deducted when you annuitize the Contract. We will charge a Contingent Deferred Sales Charge if the Contract is fully Surrendered during the Contingent Deferred Sales Charge period under an Annuity Payout Option which allows Surrenders.

- Upon cancellation during the Right to Cancel Period

SURRENDER ORDER -- During the first three Contract Years all Surrenders in excess of the Annual Withdrawal Amount will be taken first from Premium Payments, then from earnings. Surrenders from Premium Payments in excess of the Annual Withdrawal Amount will be subject to a Contingent Deferred Sales Charge.

After the third Contract Year, all Surrenders in excess of the Annual Withdrawal Amount will be taken first from earnings, then from Premium Payments held in your Contract for more than three years and then from Premium Payments invested for less than three years. Only Premium Payments invested for less than three years are subject to a Contingent Deferred Sales Charge.

2.  MORTALITY AND EXPENSE RISK CHARGE

For assuming mortality and expense risks under the Contract, we deduct a daily charge at an annual rate of 1.50% of Sub-Account Value (estimated at .90% for mortality and .60% for expenses). The mortality and expense risk charge is broken into charges for mortality risks and for an expense risk:

MORTALITY RISK -- There are two types of mortality risks that we assume, those made while your Premium Payments are accumulating and those made once Annuity Payouts have begun.

During the period your Premium Payments are accumulating, we are required to cover any difference between the Death Benefit paid and the Surrender Value. These differences may occur during periods of declining value or in periods where the Contingent Deferred Sales Charges would have been applicable. The risk that we bear during this period is that actual mortality rates, in aggregate, may exceed expected mortality rates.

Once Annuity Payouts have begun, we may be required to make Annuity Payouts as long as the Annuitant is living, regardless of how long the Annuitant lives. We would be required to make these payments if the Payout Option chosen is the Life Annuity, Life Annuity With Payments for a Period Certain or Joint and Last Survivor Life Annuity Payout Option. The risk that we bear during this period is that the actual mortality rates, in aggregate, may be lower than the expected mortality rates.

EXPENSE RISK -- We also bear an expense risk that the Contingent Deferred Sales Charges and the Annual Maintenance Fee collected before the Annuity Commencement Date may not be enough to cover the actual cost of selling, distributing and administering the Contract.

Although variable Annuity Payouts will fluctuate with the performance of the underlying Fund selected, your Annuity Payouts will NOT be affected by (a) the actual mortality experience of our Annuitants, or (b) our actual expenses if they are greater than the deductions stated in the Contract. Because we cannot be certain how long our Annuitants will live, we charge this percentage fee based on the mortality tables currently in use. The mortality and expense risk charge enables us to keep our commitments and to pay you as planned.

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3.  ANNUAL MAINTENANCE FEE

The Annual Maintenance Fee is a flat fee that is deducted from your Contract Value to reimburse us for expenses relating to the administrative maintenance of the Contract and the Accounts. The annual $30 charge is deducted on a Contract Anniversary or when the Contract is fully Surrendered if the Contract Value at either of those times is less than $50,000. The charge is deducted proportionately from each Account in which you are invested.

WHEN IS THE ANNUAL MAINTENANCE FEE WAIVED?

We will waive the Annual Maintenance Fee if your Contract Value is $50,000 or more on your Contract Anniversary or when you fully Surrender your Contract. In addition, we will waive one Annual Maintenance Fee for Contract Owners who own more than one Contract with a combined Contract Value between $50,000 and $100,000. If you have multiple Contracts with a combined Contract Value of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we reserve the right to limit the number of waivers to a total of six Contracts. We also reserve the right to waive the Annual Maintenance Fee under certain other conditions.

4.  ADMINISTRATIVE CHARGE

For administration, we apply a daily charge at the rate of .20% per year against all Contract Values held in the Separate Account during both the accumulation and annuity phases of the Contract. There is not necessarily a relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract; expenses may be more or less than the charge.

5.  PREMIUM TAXES

We deduct Premium Taxes, if required, by a state or other government agency. Some states collect the taxes when Premium Payments are made; others collect at Annuitization. Since we pay Premium Taxes when they are required by applicable law, we may deduct them from your Contract when we pay the taxes, upon Surrender, or on the Annuity Commencement Date. The Premium Tax rate varies by state or municipality. Currently, the maximum rate charged by any state is 3.5% and 4% in Puerto Rico.

6.  CHARGES AGAINST THE FUNDS

The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses accompanying this prospectus.

OPTIONAL DEATH BENEFIT CHARGE: If you elect the Optional Death Benefit, we will subtract an additional charge on a daily basis that is equal to an annual charge of .15% of your Contract Value invested in the Funds.

WE MAY OFFER, IN OUR DISCRETION, REDUCED FEES AND CHARGES INCLUDING, BUT NOT LIMITED TO CONTINGENT DEFERRED SALES CHARGES, THE MORTALITY AND EXPENSE RISK CHARGE, AND THE ANNUAL MAINTENANCE FEE, FOR CERTAIN CONTRACTS (INCLUDING EMPLOYER SPONSORED SAVINGS PLANS) WHICH MAY RESULT IN DECREASED COSTS AND EXPENSES. REDUCTIONS IN THESE FEES AND CHARGES WILL NOT BE UNFAIRLY DISCRIMINATORY AGAINST ANY CONTRACT OWNER.

DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

The Death Benefit is the amount we will pay upon the death of the Contract Owner, joint owner or the Annuitant. The Death Benefit is calculated when we receive a certified death certificate or other legal document acceptable to us.

The calculated Death Benefit will remain invested in the same Accounts, according to the Contract Owner's last instructions until we receive complete written settlement instructions from the Beneficiary. Therefore, the Death Benefit amount will fluctuate with the performance of the underlying Funds. When there is more than one Beneficiary, we will calculate the Accumulation Units for each Sub-account and the dollar amount for the Fixed Accumulation Feature for each Beneficiary's portion of the proceeds.

If death occurs before the Annuity Commencement Date, the Death Benefit is the greatest of:

- The Contract Value on the date the death certificate or other legal document acceptable to us is received; or

- 100% of all Premium Payments paid into the Contract minus any partial Surrenders; or

- The Maximum Anniversary Value, which is described below.

The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries of Contract Values, Premium Payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death, whichever is earlier. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

The Maximum Anniversary Value is only calculated until the earlier of the Contract Owner or Annuitant's 81st birthday or death.

You may also elect the Optional Death Benefit for an additional fee. The Optional Death Benefit adds the Interest Accumulation Value to the Death Benefit calculation.

If you elect the Optional Death Benefit, the Death Benefit prior to the deceased's date of death or the deceased's 81st birthday, whichever is earlier, will be the greater of:

- the total Premium Payments you have made to us minus the dollar amount of any partial Surrenders;

- The Contract Value of your annuity;

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- Your Maximum Anniversary Value; or

- The Interest Accumulation Value on the date the Optional Death Benefit is added to your contract.

The Interest Accumulation Value prior to the deceased's date of death or 81st birthday, whichever is earlier is equal to:

- Your Contract Value on the date the Optional Death Benefit is added;

- Plus any Premium Payments made after the date the Optional Death Benefit is added;

- Minus any proportional adjustments for any partial Surrenders taken after the Optional Death Benefit was added;

- Compounded daily at an annual rate of 5.0%.

If you have taken any partial Surrenders, the Interest Accumulation Value will be adjusted to reduce the Optional Death Benefit proportionally for any partial Surrenders.

On or after the deceased's 81st birthday or date of death, the Interest Accumulation Value will not continue to compound, but will be adjusted to add any Premium Payments or subtract any proportional adjustments for any partial Surrenders.

The Optional Death Benefit is limited to a maximum of 200% of the Contract Value on the date the Optional Death Benefit was added, plus 200% of any Premium Payments made since the addition of the Optional Death Benefit minus any proportional adjustments for any Surrenders from that date.

If you elect the Optional Death Benefit, we will subtract an additional charge on a daily basis that is equal to an annual charge of .15% of your Contract Value invested in the Funds. The Optional Death Benefit may not be available if the Contract Owner or Annuitant is age 75 or older. The Optional Death Benefit is not available in Washington.

If you elect the Optional Death Benefit at any time after you purchase your Annuity, the Optional Death Benefit calculation will be different.

HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions. If we receive the complete instructions on a Non-Valuation Day, computations will take place on the next Valuation Day.

The Beneficiary may elect under the Annuity Proceeds Settlement Option "Death Benefit Remaining with the Company" to leave proceeds from the Death Benefit with us for up to five years from the date of the Contract Owner's death if the Contract Owner died before the Annuity Commencement Date. Once we receive a certified death certificate or other legal documents acceptable to us, the Beneficiary can: (a) make Sub-Account transfers and (b) take Surrenders without paying Contingent Deferred Sales Charges.

REQUIRED DISTRIBUTIONS -- If the Contract Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death. The Beneficiary can choose any Annuity Payout Option that results in complete Annuity Payout within five years.

If the Contract Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option with a Death Benefit, any remaining value must be distributed at least as rapidly as under the payment method being used as of the Contract Owner's death.

If the Contract Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Contract Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Contract Owner.

WHAT SHOULD THE BENEFICIARY CONSIDER?

ALTERNATIVES TO THE REQUIRED DISTRIBUTIONS -- The selection of an Annuity Payout Option and the timing of the selection will have an impact on the tax treatment of the Death Benefit. To receive favorable tax treatment, the Annuity Payout Option selected: (a) cannot extend beyond the Beneficiary's life or life expectancy, and (b) must begin within one year of the date of death.

If these conditions are NOT met, the Death Benefit will be treated as a lump sum payment for tax purposes. This sum will be taxable in the year in which it is considered received.

SPOUSAL CONTRACT CONTINUATION -- If the Beneficiary is the Contract Owner's spouse, the Beneficiary may elect to continue the Contract as the contract owner, receive the death benefit in one lump sum payment or elect an Annuity Payout Option. If you elect the Optional Death Benefit for an additional charge and the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit, if the Spouse had elected to receive the Death Benefit. This spousal continuation is available only once for each Contract.

WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit is based on whether death is before, on or after the Annuity Commencement Date.

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IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .          AND . . .                   AND . . .                 THEN THE . . .
Contract Owner                There is a surviving joint  The Annuitant is living or  Joint Contract Owner
                              Contract Owner              deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Designated Beneficiary
                              joint Contract Owner        deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Contract Owner's estate
                              joint Contract Owner and    deceased                    receives the Death
                              the Beneficiary                                         Benefit.
                              predeceases the Contract
                              Owner
Annuitant                     The Contract Owner is       There is no named           Death Benefit is paid to
                              living                      Contingent Annuitant        the Contract Owner and not
                                                                                      the designated
                                                                                      Beneficiary.
Annuitant                     The Contract Owner is       The Contingent Annuitant    Contingent Annuitant
                              living                      is living                   becomes the Annuitant, and
                                                                                      the Contract continues.

IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                 AND . . .                               THEN THE . . .
Contract Owner                The Annuitant is living                   Designated Beneficiary becomes the
                                                                        Contract Owner
Annuitant                     The Contract Owner is living              Contract Owner receives the Death
                                                                        Benefit.
Annuitant                     The Annuitant is also the Contract Owner  Designated Beneficiary receives the
                                                                        Death Benefit.

THESE ARE THE MOST COMMON DEATH BENEFIT SCENARIOS, HOWEVER, THERE ARE OTHERS. SOME OF THE ANNUITY PAYOUT OPTIONS MAY NOT RESULT IN A DEATH BENEFIT PAYOUT. IF YOU HAVE QUESTIONS ABOUT THESE AND ANY OTHER SCENARIOS, PLEASE CONTACT YOUR REGISTERED REPRESENTATIVE OR US.

SURRENDERS

WHAT KINDS OF SURRENDERS ARE AVAILABLE?

FULL SURRENDERS BEFORE THE ANNUITY COMMENCEMENT DATE -- When you Surrender your Contract before the Annuity Commencement Date, the Surrender Value of the Contract will be made in a lump sum payment. The Surrender Value is the Contract Value minus any applicable Premium Taxes, Contingent Deferred Sales Charges and the Annual Maintenance Fee. The Surrender Value may be more or less than the amount of the Premium Payments made to a Contract.

PARTIAL SURRENDERS BEFORE THE ANNUITY COMMENCEMENT DATE -- You may request a partial Surrender of Contract Values at any time before the Annuity Commencement Date. There are two restrictions:

- The partial Surrender amount must be at least equal to $100, our current minimum for partial Surrenders, and

- The Contract must have a minimum Contract Value of $500 after the Surrender. The minimum Contract Value in New York must be $1000 after the Surrender. We reserve the right to close your Contract and pay the full Surrender Value if the Contract Value is under the minimum after the Surrender. If your Contract was issued in Texas, a remaining value of $500 is not required to continue the Contract if Premium Payments were made in the last two Contract Years.

FULL SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- You may Surrender your Contract on or after the Annuity Commencement Date only if you selected the Payments for a Period Certain, Life Annuity with Payments for a Period Certain, or Joint and Last Survivor Life Annuity with Payments for a Period Certain Annuity Payout Options. Under these options, we pay you the Commuted Value of your Contract minus any applicable Contingent Deferred Sales Charges. The Commuted Value is determined on the day we receive your written request for Surrender.

PARTIAL SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- Partial Surrenders are allowed after the Annuity Commencement Date if you elect the Payments for a Period Certain, Life Annuity with Payments for a Period Certain, or Joint and Last Survivor Life Annuity with Payments for a Period Certain Annuity Payout Option, but check with your qualified tax adviser because there could be adverse tax consequences.

HOW DO I REQUEST A SURRENDER?

Requests for full Surrenders must be in writing. Requests for partial Surrenders can be made in writing or by telephone. We

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will send your money within seven days of receiving complete instructions. However, we may postpone payment of Surrenders whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (b) the SEC permits and orders postponement or (c) the SEC determines that an emergency exists to restrict valuation.

WRITTEN REQUESTS -- To request a full or partial Surrender, complete a Surrender Form or send us a letter, signed by you, stating:

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

- your tax withholding amount or percentage, if any, and

- your mailing address.

If there are joint Contract Owners, both must authorize all Surrenders. For a partial Surrender, specify the Accounts that you want your Surrender to come from, otherwise, the Surrender will be taken in proportion to the value in each Account.

TELEPHONE REQUESTS -- To request a partial Surrender by telephone, we must have received your completed Telephone Redemption Program Enrollment Form. If there are joint Contract Owners, both must sign this form. By signing the form, you authorize us to accept telephone instructions for partial Surrenders from either Contract Owner. Telephone authorization will remain in effect until we receive a written cancellation notice from you or your joint Contract Owner, we discontinue the program, or you are no longer the owner of the Contract. There are some restrictions on telephone surrenders, please call us with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. WE MAY MODIFY THE REQUIREMENTS FOR TELEPHONE REDEMPTIONS AT ANY TIME.

Telephone Surrender instructions received before the close of the New York Stock Exchange will be processed on that Valuation Day. Otherwise, your request will be processed on the next Valuation Day.

COMPLETING A POWER OF ATTORNEY FORM FOR ANOTHER PERSON TO ACT ON YOUR BEHALF MAY PREVENT YOU FROM MAKING SURRENDERS VIA TELEPHONE.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Surrenders:

PRIOR TO AGE 59 1/2 -- If you make a Surrender prior to age 59 1/2, there may be adverse tax consequences including a 10% federal income tax penalty on the taxable portion of the Surrender payment. Surrendering before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts.

WE DO NOT MONITOR SURRENDER REQUESTS. TO DETERMINE WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY, PLEASE CONSULT YOUR PERSONAL TAX ADVISER.

MORE THAN ONE CONTRACT ISSUED IN THE SAME CALENDAR YEAR:

If you own more than one contract issued by us or our affiliates in the same calendar year, then these contracts may be treated as one contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. Please consult your tax adviser for additional information.

INTERNAL REVENUE CODE SECTION 403(B) ANNUITIES -- As of December 31, 1988, all
section 403(b) annuities have limits on full and partial Surrenders. Contributions to your Contract made after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed unless you are: (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship (cash value increases may not be distributed for hardships prior to age 59 1/2). Distributions prior to age
59 1/2 due to financial hardship; unemployment or retirement may still be subject to a penalty tax of 10%.

WE ENCOURAGE YOU TO CONSULT WITH YOUR QUALIFIED TAX ADVISER BEFORE MAKING ANY SURRENDERS. PLEASE SEE THE "FEDERAL TAX CONSIDERATIONS" SECTION FOR MORE INFORMATION.

ANNUITY PAYOUTS
--------------------------------------------------------------------------------

THIS SECTION DESCRIBES WHAT HAPPENS WHEN WE BEGIN TO MAKE REGULAR ANNUITY PAYOUTS FROM YOUR CONTRACT. YOU, AS THE CONTRACT OWNER, SHOULD ANSWER FIVE
QUESTIONS:

- When do you want Annuity Payouts to begin?

- Which Annuity Payout Option do you want to use?

- How often do you want the payee to receive Annuity Payouts?

- What is the Assumed Investment Return?

- Do you want Annuity Payouts to be fixed-dollar amount or variable-dollar amount?

Please check with your financial advisor to select the Annuity Payout Option that best meets your income needs.

1.  WHEN DO YOU WANT ANNUITY PAYOUTS TO BEGIN?

You select an Annuity Commencement Date when you purchase your Contract or at any time before you begin receiving Annuity Payouts. You may change the Annuity Commencement Date by notifying us within thirty days prior to the date. The Annuity Commencement Date cannot be deferred beyond the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later. You may elect a later Annuity Commencement Date

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if we allow and subject to the laws and regulations then in effect. If this Contract is issued to the trustee of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the Annuitant's 100th birthday.

The Annuity Calculation Date is when the amount of your Annuity Payout is determined. This occurs within five Valuation Days before your selected Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date. After the initial payout, if an Annuity Payout date falls on a Non-Valuation Day, the Annuity Payout is computed on the prior Valuation Day. If the Annuity Payout date does not occur in a given month due to a leap year or months with only 28 days (i.e. the 31st), the Annuity Payout will be computed on the last Valuation Day of the month.

2.  WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. The Annuity Proceeds Settlement Option is an option that can be elected by the Beneficiary after the death of the Contract Owner and is described in the "Death Benefit" section. We may at times offer other Annuity Payout Options. Once we begin to make Annuity Payouts, the Annuity Payout Option cannot be changed.

LIFE ANNUITY

We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first payout, two Annuity Payouts if the Annuitant dies after the second payout, and so forth.

LIFE ANNUITY WITH A CASH REFUND

We will make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, if the Annuity Payouts already made are less than the Contract Value minus any Premium Tax, the remaining value will be paid to the Beneficiary. The remaining value is equal to the Contract Value minus any Premium Tax minus the Annuity Payouts already made. This option is only available for Annuity Payouts using the 5% Assumed Investment Return.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN

We will make Annuity Payouts during the lifetime of the Annuitant but Annuity Payouts are at least guaranteed for the number of years you select. If, at the death of the Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to continue the remaining Annuity Payouts or receive the present value of the remaining Annuity Payouts.

JOINT AND LAST SURVIVOR LIFE ANNUITY

We will make Annuity Payouts as long as the Annuitant and Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts; either fixed or variable, after the first Annuitant dies. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

For variable Annuity Payouts, these percentages represent Annuity Units; for fixed Annuity Payouts, they represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN

We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but we at least guarantee to make Annuity Payouts for a time period you select, between 5 years and 100 years minus the Annuitant's age. If the Annuitant and the Joint Annuitant both die before the guaranteed number of years have passed, then the Beneficiary has two options, continue Annuity Payouts for the remainder of the guaranteed number of years or receive the Commuted Value in one sum.

PAYMENTS FOR A PERIOD CERTAIN

We will make Annuity Payouts for the number of years that you select. You can select any number of years between 5 years and 100 years minus the Annuitant's age. If, at the death of the Annuitant, Annuity Payouts have been made for less than the time period selected, then the Beneficiary may elect to continue the remaining Annuity Payouts or receive the Commuted Value in one sum.

IMPORTANT INFORMATION:

- YOU CANNOT SURRENDER YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN, UNLESS YOU HAVE SELECTED THE LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN, JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN OR PAYMENTS FOR A PERIOD CERTAIN ANNUITY PAYOUTS OPTIONS. A CONTINGENT DEFERRED SALES CHARGE MAY BE DEDUCTED.

- For Non-Qualified Contracts, if you do not elect an Annuity Payout Option, fixed Annuity Payouts will automatically begin on the Annuity Commencement Date under the Life Annuity with Payments for a Period Certain Annuity Payout Option with payouts for 10 years.

- For Qualified Contracts and Contracts issued in Texas, if you do not elect an Annuity Payout Option, fixed Annuity Payouts will begin automatically on the Annuity Commencement Date, under the Life Annuity Payout Option.

3.  HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you

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want the Payee to receive Annuity Payouts. You may choose to receive Annuity
Payouts:

- monthly,

- quarterly,

- semi-annually, or

- annually.

Once you select a frequency, it cannot be changed. If you do not make a selection, the Payee will receive monthly Annuity Payouts. You must select a frequency that results in an Annuity Payout of at least $50. If the amount falls below $50, we have the right to change the frequency to bring the Annuity Payout up to at least $50.

4.  WHAT IS THE ASSUMED INVESTMENT RETURN?

The Assumed Investment Return ("AIR") is the investment return you select before we start to make Annuity Payouts. It is a critical assumption for calculating variable dollar amount Annuity Payouts. The first Annuity Payout will be based upon the AIR. The remaining Annuity Payouts will fluctuate based on the performance of the underlying Funds.

Subject to the approval of your State, you can select one of three AIRs: 3%, 5% or 6%. The greater the AIR, the greater the initial Annuity Payout. A higher AIR may result in smaller potential growth in the Annuity Payouts. On the other hand, a lower AIR results in a lower initial Annuity Payout, but future Annuity Payouts have the potential to be greater.

For example, if the second monthly Annuity Payout is the same as the first, the sub-accounts earned exactly the same return as the AIR. If the second monthly Annuity Payout is more than the first, the sub-accounts earned more than the AIR. If the second Annuity Payout is less than the first, the sub-account earned less than the AIR.

Level variable dollar amount Annuity Payouts would be produced if the investment returns remained constant and equal to the AIR. In fact, Annuity Payouts will vary up or down as the investment rate varies up or down from the AIR.

5. DO YOU WANT ANNUITY PAYOUTS TO BE FIXED-DOLLAR AMOUNT OR VARIABLE-DOLLAR AMOUNT?

You may choose an Annuity Payout Option with fixed-dollar amounts or variable-dollar amounts, depending on your income needs.

FIXED-DOLLAR AMOUNT ANNUITY PAYOUTS -- Once a fixed-dollar amount Annuity Payout begins, you cannot change your selection to receive variable-dollar amount Annuity Payout. You will receive equal fixed-dollar amount Annuity Payouts through-

out the Annuity Payout period. Fixed-dollar amount Annuity Payout amounts are determined by multiplying the Contract Value, minus any applicable Premium Taxes, by an Annuity rate. The annuity rate is set by us and is not less than the rate specified in the Fixed Payment Annuity tables in your Contract.

VARIABLE-DOLLAR AMOUNT ANNUITY PAYOUTS -- A variable-dollar amount Annuity Payout is based on the investment performance of the Sub-Accounts. The variable-dollar amount Annuity Payouts may fluctuate with the performance of the underlying Funds. To begin making variable-dollar amount Annuity Payouts, we convert the first Annuity Payout amount to a set number of Annuity Units and then price those units to determine the Annuity Payout amount. The number of Annuity Units that determines the Annuity Payout amount remains fixed unless you transfer units between Sub-Accounts.

The dollar amount of the first variable Annuity Payout depends on:

- the Annuity Payout Option chosen,

- the Annuitant's attained age and gender (if applicable), and,

- the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table

- the Assumed Investment Return

The total amount of the first variable-dollar amount Annuity Payout is determined by dividing the Contract Value minus any applicable Premium Taxes, by $1,000 and multiplying the result by the payment factor defined in the Contract for the selected Annuity Payout Option.

The dollar amount of each subsequent variable-dollar amount Annuity Payout is equal to the total of:

Annuity Units for each Sub-Account multiplied by Annuity Unit Value of each Sub-Account.

The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to the Accumulation Unit Value Net Investment Factor for the current Valuation Period multiplied by the Annuity Unit factor, multiplied by the Annuity Unit Value for the preceding Valuation Period.

TRANSFER OF ANNUITY UNITS -- After the Annuity Calculation Date, you may transfer dollar amounts of Annuity Units from one Sub-Account to another. On the day you make a transfer, the dollar amounts are equal for both Sub-Accounts and the number of Annuity Units will be different. We will transfer the dollar amount of your Annuity Units the day we receive your written request if received before the close of the New York Stock Exchange. Otherwise, the transfer will be made on the next Valuation Day.

OTHER PROGRAMS AVAILABLE
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INVESTEASE-REGISTERED TRADEMARK- PROGRAM -- InvestEase is an electronic transfer program that allows you to have money automatically transferred from your checking or savings account, and invested in your Contract. It is available for Premium Payments made after your initial Premium Payment. The minimum amount for each transfer is $50. You can elect to have transfers occur either monthly or quarterly, and they can be made into any Account available in your Contract.

AUTOMATIC INCOME PROGRAM -- The Automatic Income Program allows you to Surrender up to 10% of your total Premium

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Payments each Contract Year. We can Surrender from the Accounts you select systematically on a monthly, quarterly, semiannual, or annual basis. The Automatic Income Program may change based on your instructions after your third Contract Year.

ASSET ALLOCATION PROGRAM -- Asset Allocation is a program that allows you to choose an allocation for your Sub-Accounts to help you reach your investment goals. Some Contracts offer model allocations with pre-selected Sub-Accounts and percentages that have been established for each type of investor -- ranging from conservative to aggressive. Over time, Sub-Account performance may cause your Contract's allocation percentages to change, but under the Asset Allocation Program, your Sub-Account allocations are rebalanced to the percentages in the current model you have chosen. You can transfer freely between allocation models up to twelve times per year. You can also allocate a portion of your investment to Sub-Accounts that may not be part of the model. You can only participate in one asset allocation model at a time.

ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which you customize your Sub-Accounts to meet your investment needs. You select the Sub-Accounts and the percentages you want allocated to each Sub-Account. Based on the frequency you select, your model will automatically rebalance to the original percentages chosen. You can transfer freely between models up to twelve times per year. You can also allocate a portion of your investment to Sub-Accounts that are not part of the model. You can only participate in one asset rebalancing model at a time.

OTHER INFORMATION
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ASSIGNMENT -- Ownership of this Contract is generally assignable. However, if the Contract is issued to a tax qualified retirement plan, it is possible that the ownership of the Contract may not be transferred or assigned. An assignment of a Non-Qualified Contract may subject the Contract Values or Surrender Value to income taxes and certain penalty taxes.

CONTRACT MODIFICATION -- The Annuitant may not be changed. However, if the Annuitant is still living, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice. We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined.

HOW CONTRACTS ARE SOLD -- Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours. The securities will be sold by individuals who represent us as insurance agents and who are registered representatives of Broker-Dealers that have entered into distribution agreements with HSD.

Commissions will be paid by Hartford and will not be more than 7% of Premium Payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on Premium Payments made by policyholders or Contract Owners. This compensation is usually paid from the sales charges described in this Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or Contract Owners to purchase, hold or Surrender variable insurance products.

The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, Hartford will credit the Contract with an additional 5.0% of the Premium Payment. This additional percentage of Premium Payment in no way affects present or future charges, rights, benefits or current values of other Contract Owners. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Hartford; and (2) employees and registered representatives (and their families) of registered broker-dealers (or their financial institutions) that have a sales agreement with Hartford and its principal underwriter to sell the Contracts.

LEGAL MATTERS AND EXPERTS

There are no material legal proceedings pending to which the Separate Account is a party.

Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Hartford Life and Annuity

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Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.

The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

MORE INFORMATION

You may call your Representative if you have any questions or write or call us at the address below:

Hartford Life and Annuity Insurance Company
 Attn: Investment Product Services
 P.O. Box 5085
 Hartford, Connecticut 06102-5085
 Telephone: (800) 862-6668 (Contract Owners)
          (800) 862-7155 (Registered Representatives)

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

What are some of the federal tax consequences which affect these Contracts?

A.  GENERAL

Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B.  TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Value of Accumulation Units"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:

- certain annuities held by structured settlement companies,

- certain annuities held by an employer with respect to a terminated qualified retirement plan and

- certain immediate annuities.

A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.

 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   29
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    a. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

  i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

    b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

  i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

 iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

    c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

    d. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.

  i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

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    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).

    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

    F. REQUIRED DISTRIBUTIONS

  i. Death of Contract Owner or Primary Annuitant

Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii. Alternative Election to Satisfy Distribution Requirements

If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Distributions must begin within a year of the Contract Owner's death.

 iii. Spouse Beneficiary

If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal continuation shall apply only once for this contract.

 3. DIVERSIFICATION REQUIREMENTS.

The Code requires that investments supporting your contract be adequately diversified. Code Section 817 provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

- no more than 70% is represented by any two investments,

- no more than 80% is represented by any three investments and

- no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   31
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We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

 4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.

In order for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."

The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

Due to the lack of specific guidance on investor control, there is some uncertainty about when a contract owner is considered the owner of the assets for tax purposes. We reserve the right to modify the contract, as necessary, to prevent you from being considered the owner of assets in the separate account.

D.  FEDERAL INCOME TAX WITHHOLDING

Any portion of a distribution that is (or is deemed to be) current taxable income to the Contract Owner will be subject to federal income tax withholding and reporting under the Code. Generally, however, a Contract Owner may elect not to have income taxes withheld or to have income taxes withheld at a different rate by filing a completed election form with us. Election forms will be provided at the time distributions are requested.

E.  GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS

The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

F.  ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

G.  GENERATION-SKIPPING TRANSFERS

Under certain circumstances, the Internal Revenue Code may impose a "generation skipping transfer tax" when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Federal tax law may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

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TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION

 SECTION
 ------------------------------------------------------------------------------
 DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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 SAFEKEEPING OF ASSETS
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 INDEPENDENT PUBLIC ACCOUNTANTS
 ------------------------------------------------------------------------------
 DISTRIBUTION OF CONTRACTS
 ------------------------------------------------------------------------------
 CALCULATION OF YIELD AND RETURN
 ------------------------------------------------------------------------------
 PERFORMANCE COMPARISONS
 ------------------------------------------------------------------------------
 FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   33
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APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS -- Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.

2. TAX SHELTERED ANNUITIES UNDER SECTION 403(b) -- Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. Generally, such contributions may not exceed the lesser of $10,500 (indexed) or 20% of the employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.

Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

- after the participating employee attains age 59 1/2;

- upon separation from service;

- upon death or disability; or

- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

3. DEFERRED COMPENSATION PLANS UNDER SECTION 457 -- A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.

Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is 33 1/3% of a participant's includable compensation (typically 25% of gross compensation) or, for 2000, $8,000 (indexed), whichever is less. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age.

All of the assets and income of an eligible Deferred Compensation Plan of a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust,

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amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:

- attains age 70 1/2,

- separates from service,

- dies, or

- suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a Deferred Compensation Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Deferred Compensation Plans under section 457 in limited cases.

4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408

TRADITIONAL IRAS -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be "rolled-over" to an IRA on a tax-deferred basis.

SIMPLE IRAS -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

ROTH IRAS -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

5. FEDERAL TAX PENALTIES AND WITHHOLDING -- Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

 (a) PENALTY TAX ON EARLY DISTRIBUTIONS Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distribution that is:

- Made on or after the date on which the employee reaches age 59 1/2;

- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

- Attributable to the employee becoming disabled (as defined in the Code);

- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;

- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

In addition, the 10% penalty tax does not apply to a distribution from an IRA that is:

- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

 (b) MINIMUM DISTRIBUTION PENALTY TAX If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

- the calendar year in which the individual attains age 70 1/2; or

- the calendar year in which the individual retires from service with the employer sponsoring the plan.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   35
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The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.

The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or

- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

 (c) WITHHOLDING In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from such other tax-qualified retirement plans unless such distributions are:

- the non-taxable portion of the distribution;

- required minimum distributions; or

- direct transfer distributions.

Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

Certain states require withholding of state taxes when federal income tax is withheld.

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APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES

EXAMPLE 1
Assume that you make a Premium Payment of $100,000. On the first Contract Anniversary assume your Contract Value is $108,000.00. The Interest Accumulation Value is $105,000 or 5% accumulation on the $100,000 Premium Payment.

$100,000       Premium Payment
$  5,000       Interest of 5%
--------
$105,000       Interest Accumulation Value

If you request a partial Surrender of $10,000 the next day, your Interest Accumulation Value will change. The adjustment for the partial Surrender is determined by dividing the partial Surrender amount by the Contract Value prior to the Surrender and multiplying that amount by the Interest Accumulation Value prior to the Surrender. To determine the new Interest Accumulation Value, that total is then subtracted from the Interest Accumulation Value prior to the Surrender.

$ 10,000       partial Surrender divided by
$108,000       Contract Value prior to Surrender equals
  .09259       multiplied by
$105,000       Interest Accumulation Value for a total of
$  9,722       to be deducted from the Interest Accumulation Value equals
$ 95,278       the new Interest Accumulation Value

EXAMPLE 2
Assume that you make a Premium Payment of $100,000. On the first Contract Anniversary assume your Contract Value is $92,000.00. The Interest Accumulation Value is $105,000 or 5% accumulation on the $100,000 Premium Payment.

$100,000       Premium Payment
$  5,000       Interest of 5%
--------
$105,000       Interest Accumulation Value

If you request a partial Surrender of $10,000 the next day, your Interest Accumulation Value will change. The adjustment for the partial Surrender is determined by dividing the partial Surrender amount by the Contract Value prior to the Surrender and multiplying that amount by the Interest Accumulation Value prior to the Surrender. To determine the new Interest Accumulation Value, that total is then subtracted from the Interest Accumulation Value prior to the Surrender.

$ 10,000       partial Surrender divided by
$ 92,000       Contract Value prior to Surrender equals
  .10870       multiplied by
$105,000       Interest Accumulation Value for a total of
$ 11,413       to be deducted from the Interest Accumulation Value equals
$ 93,587       the New Interest Accumulation Value

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This form must be completed for all tax-sheltered annuities.

                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM

The variable annuity contract that you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

- Attained age 59 1/2,

- Separated from service,

- Died, or

- Become disabled.

  Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.

  Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.

  Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than your variable annuity. Please refer to your Plan.

  Please complete the following and return to:

      Hartford Life and Annuity Insurance Company
     Investment Product Services
     P.O. Box 5085
     Hartford, Connecticut 06102-5085

Name of Contract Owner/Participant:  ___________________________________________

Address:  ______________________________________________________________________

City or Plan/School District:  _________________________________________________

Date:  _________________________________________________________________________

Contract No.:  _________________________________________________________________

Signature:  ____________________________________________________________________

To obtain a Statement of Additional Information, please complete the form below and mail to:

    Hartford Life and Annuity Insurance Company
    Attn: Investment Product Services
    P.O. Box 5085
    Hartford, Connecticut 06102-5085

Please send a Statement of Additional Information for [PRODUCT NAME] variable annuity to me at the following address:

--------------------------------------------------------------------------------
                                      Name

--------------------------------------------------------------------------------
                                    Address

--------------------------------------------------------------------------------
                              City/State      Zip Code

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

                             SEPARATE ACCOUNT SEVEN

                                 [PRODUCT NAME]


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life Insurance Company Attn: Investment Product Services, P.O. Box 5085, Hartford, CT 06102-5085.




Date of Prospectus: September 17, 2000.

Date of Statement of Additional Information: September 17, 2000.

                                TABLE OF CONTENTS


SECTION                                                                     PAGE
-------                                                                     ----
DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY..................

SAFEKEEPING OF ASSETS ......................................................

INDEPENDENT PUBLIC ACCOUNTANTS .............................................

DISTRIBUTION OF CONTRACTS...................................................

CALCULATION OF YIELD AND RETURN.............................................

PERFORMANCE COMPARISONS.....................................................

FINANCIAL STATEMENTS .......................................................

           DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS


    Rating Agency                       Effective           Rating            Basis of Rating
                                     Date of Rating
-----------------------------------------------------------------------------------------------------
A.M. Best and Company, Inc.             1/1/99                A+        Financial performance
Standard & Poor's                       8/1/99                AA        Insurer financial strength
Duff & Phelps                           7/1/99                AA+       Claims paying ability

                              SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                            DISTRIBUTION OF CONTRACTS

                             HOW CONTRACTS ARE SOLD

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 7% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in the prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.

For the past three years, Hartford has paid no underwriting commissions to HSD related to the sales of this Contract.

                         CALCULATION OF YIELD AND RETURN

YIELD OF A MONEY MARKET SUB-ACCOUNT. The yield of a money market Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:
                                                 365/7
     Effective Yield = [(Base Period Return + 1)]        - 1

A MONEY MARKET SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

   YIELD AND EFFECTIVE YIELD FOR THE SEVEN-DAY PERIOD ENDING DECEMBER 31, 1999

SUB-ACCOUNT                       YIELD                EFFECTIVE YIELD
----------------------------------------------------------------------------
Hartford Money Market HLS Fund    3.70%                     3.76%

YIELDS OF SUB-ACCOUNTS. Yields of the Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Sub-Accounts' yields will vary from time to time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the underlying Fund.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30 day period were computed by dividing the dividends and interest earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:

                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1) - 1]

Where   A = Dividends and interest earned during the period.
        B = Expenses accrued for the period (net of reimbursements).
        C = The average daily number of units outstanding during the period that were entitled to receive dividends.
        D = The maximum offering price per unit on the last day of the period.

        YIELD QUOTATION BASED ON A 30-DAY PERIOD ENDED DECEMBER 31, 1999

SUB-ACCOUNT                                                                YIELD
--------------------------------------------------------------------------------
American Funds Bond Fund                                                    N/A
MFS High Income Series                                                      N/A

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

The method of calculating yields described above for these Sub-Accounts differs from the method used by the Sub-Accounts prior to May 1, 1988. The denominator of the fraction used to calculate yield was previously the average unit value for the period calculated. That denominator will hereafter be the unit value of the Sub-Accounts on the last trading day of the period calculated.

CALCULATION OF TOTAL RETURN. As summarized in the prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered and assumes that the Optional Death Benefit has not been elected. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Standardized total return will be calculated since the inception of the Separate Account for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

                         PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated since the inception of the Separate Account for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

The Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: the net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.

A money market Sub-Account may advertise YIELD AND EFFECTIVE YIELD. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized; i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

The following are the standardized average annual total return quotations for the Sub-Accounts:

             STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED
                                DECEMBER 31, 1999

-------------------------------------------------------------------------------------------------------------------------------
                                                     SEPARATE
                                                      ACCOUNT        1 YEAR         5 YEAR        10 YEAR      SINCE INCEPTION
          SUB-ACCOUNT                                INCEPTION                                                  OF SEPARATE
                                                       DATE                                                       ACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Fund                08/01/1989       -5.83%          11.69%         7.64%           N/A
-------------------------------------------------------------------------------------------------------------------------------
American Funds Bond Fund                            01/02/1996      -10.12%            N/A           N/A          -1.15%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                   04/30/1997       55.90%            N/A           N/A          30.97%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Small Capitalization Fund     04/30/1998       77.24%            N/A           N/A          39.70%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund                          12/08/1986       43.70%          28.07%        16.84%           N/A
-------------------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                   12/08/1986       -1.62%          16.12%        10.13%           N/A
-------------------------------------------------------------------------------------------------------------------------------
American Funds International Fund                   05/01/1990       62.09%          19.66%          N/A          11.92%
-------------------------------------------------------------------------------------------------------------------------------
American Funds New World Fund                       06/17/1999         N/A             N/A           N/A           6.30%
-------------------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Securities Fund                01/24/1989      -18.89%           2.64%         4.88%           N/A
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund                             11/01/1995       82.14%            N/A           N/A          24.36%
-------------------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income Securities Fund           07/01/1999         N/A             N/A           N/A          -9.24%
-------------------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS Fund                      12/08/1986       -7.82%          -0.80%         0.47%           N/A
-------------------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities Series                    08/14/1996       34.03%            N/A           N/A          25.93%
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series                          07/24/1995       62.83%            N/A           N/A          31.07%
-------------------------------------------------------------------------------------------------------------------------------
MFS Global Equity Series                            05/03/1999         N/A             N/A           N/A          11.48%
-------------------------------------------------------------------------------------------------------------------------------
MFS Growth Series                                   05/03/1999         N/A             N/A           N/A          27.48%
-------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series                       10/09/1995       -6.06%            N/A           N/A          15.93%
-------------------------------------------------------------------------------------------------------------------------------
MFS High Income Series                              07/26/1995       -6.30%            N/A           N/A           2.00%
-------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series                            05/01/1998       59.57%            N/A           N/A          30.79%
-------------------------------------------------------------------------------------------------------------------------------



                                      -10-

-------------------------------------------------------------------------------------------------------------------------------
                                                     SEPARATE
                                                      ACCOUNT        1 YEAR         5 YEAR        10 YEAR      SINCE INCEPTION
          SUB-ACCOUNT                                INCEPTION                                                  OF SEPARATE
                                                       DATE                                                       ACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                             01/03/1995       -9.63%            N/A           N/A             10.34%
-------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                       11/01/1996        0.73%            N/A           N/A              4.10%
-------------------------------------------------------------------------------------------------------------------------------
Templeton Asset Strategy Fund                       08/24/1988       10.62%          11.99%         8.89%              N/A
-------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund        03/15/1994       41.11%           0.48%          N/A             -1.19%
-------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                    03/15/1994        7.86%          10.06%          N/A              8.52%
-------------------------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund             05/01/1992       10.21%          11.83%          N/A             11.03%
-------------------------------------------------------------------------------------------------------------------------------

Performance figures above do not reflect any deductions for Optional Death Benefit charges. Performance would have been lower had the Optional Death Benefit been available and been chosen.

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated since the inception of the underlying fund for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The following are the non-standardized annualized total return quotations for the Sub-Accounts:

           NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE
             INCEPTION DATE OF THE SEPARATE ACCOUNT FOR YEAR ENDED
                                DECEMBER 31, 1999

-------------------------------------------------------------------------------------------------------------------------------
                                                       FUND          1 YEAR         5 YEAR        10 YEAR     SINCE INCEPTION
          SUB-ACCOUNT                                INCEPTION                                                   OF FUND
                                                       DATE
-------------------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Fund                08/01/1989        5.17%          14.79%        10.04%              N/A
-------------------------------------------------------------------------------------------------------------------------------
American Funds Bond Fund                            01/02/1996        0.88%            N/A           N/A              3.77%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                   04/30/1997       66.90%            N/A           N/A             35.80%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Small Capitalization Fund     04/30/1998       88.24%            N/A           N/A             47.18%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund                          02/08/1984       54.70%          30.74%        19.06%              N/A
-------------------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                   02/08/1984        9.38%          18.98%        12.45%              N/A
-------------------------------------------------------------------------------------------------------------------------------
American Funds International Fund                   05/01/1990       73.09%          22.94%          N/A             14.55%
-------------------------------------------------------------------------------------------------------------------------------
American Funds New World Fund                       06/17/1999         N/A             N/A           N/A             17.30%
-------------------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Securities Fund                01/24/1989       -7.89%           6.21%         7.21%              N/A
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund                             11/01/1995       93.14%            N/A           N/A             28.18%
-------------------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income Securities Fund           07/01/1999         N/A             N/A           N/A              1.76%
-------------------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS Fund                      06/30/1980        3.18%           3.56%         3.38%              N/A
-------------------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities Series                    08/14/1996       45.03%            N/A           N/A             30.08%
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series                          07/24/1995       73.83%            N/A           N/A             34.18%
-------------------------------------------------------------------------------------------------------------------------------
MFS Global Equity Series                            05/03/1999         N/A             N/A           N/A             22.48%
-------------------------------------------------------------------------------------------------------------------------------
MFS Growth Series                                   05/03/1999         N/A             N/A           N/A             38.48%
-------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series                       10/09/1995        4.94%            N/A           N/A             19.13%
-------------------------------------------------------------------------------------------------------------------------------
MFS High Income Series                              07/26/1995        4.70%            N/A           N/A              6.46%
-------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series                            05/01/1998       70.57%            N/A           N/A             38.59%
-------------------------------------------------------------------------------------------------------------------------------



                                      -12-

-------------------------------------------------------------------------------------------------------------------------------
                                                       FUND          1 YEAR         5 YEAR        10 YEAR     SINCE INCEPTION
          SUB-ACCOUNT                                INCEPTION                                                   OF FUND
                                                       DATE
-------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                             01/03/1995        1.37%            N/A           N/A             13.52%
-------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                       11/01/1996       11.73%            N/A           N/A              9.04%
-------------------------------------------------------------------------------------------------------------------------------
Templeton Asset Strategy Fund                       08/24/1988       21.62%          15.21%        11.25%              N/A
-------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund        03/15/1994       52.11%           4.97%          N/A              3.23%
-------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                    03/15/1994       18.86%          13.49%          N/A             11.87%
-------------------------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund             05/01/1992       21.21%          15.12%          N/A             13.35%
-------------------------------------------------------------------------------------------------------------------------------

Performance figures above do not reflect any deductions for Optional Death Benefit charges. Performance would have been lower had the Optional Death Benefit been available and been chosen.

                             PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of 100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a) All financial statements included in Part A and Part B of the Registration Statement to be filed by amendment.

     (b) (1) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account. (4)

          (2) Not applicable.

          (3) (a)   Form of Principal Underwriter Agreement. (4)

          (3) (b)   Form of Dealer Agreement. (1)

          (4) Form of Individual Flexible Premium Variable Annuity Contract. (2)

          (5) Form of Application to be filed by Amendment to be filed by Amendment.

          (6) (a)   Certificate of Incorporation of Hartford. (3)

          (6) (b)   Bylaws of Hartford. (1)

          (7) Not applicable.

          (8) Form of Fund Participation Agreement to be filed by Amendment.

          (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

--------

     1 Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 33-73568, dated May 1, 1996.

     2 Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 33-73568, dated May 1, 1995.

     3 Incorporated by reference to the initial filing of the Registration Statement on Form N-4, File No. 333-45303, dated January 30, 1998

     4 Incorporated by reference to Pre-Effective Amendment No. to the Registration Statement on Form N-4, File No. 333-76419, dated July 1, 1999.

           (10) Consent of Arthur Andersen LLP, Independent Public Accountants to be filed by amendment.

           (11) No financial statements are omitted.

           (12) Not applicable.

           (13) Not applicable.

           (14) Not applicable.

           (15) Copy of Power of Attorney.

           (16) Organizational Chart.

Item 25.     Directors and Officers of the Depositor

NAME                                 POSITION WITH HARTFORD
--------------------------------------------------------------------------------
David A. Carlson                     Vice President
Peter W. Cummins                     Senior Vice President
Bruce W. Ferris                      Vice President
Timothy M. Fitch                     Vice President & Actuary
Mary Jane B. Fortin                  Vice President & Chief Accounting Officer
David T. Foy                         Senior Vice President, Chief Financial
                                     Officer & Treasurer, Director*
Lynda Godkin                         Senior Vice President, General Counsel,
                                     and Corporate Secretary, Director*
Lois W. Grady                        Senior Vice President
Stephen T. Joyce                     Senior Vice President
Michael D. Keeler                    Vice President
Robert A. Kerzner                    Senior Vice President
Thomas M. Marra                      President, Director*
Steven L. Matthiesen                 Vice President
Deanne Osgood                        Vice President
Craig R. Raymond                     Senior Vice President and Chief Actuary
Lowndes A. Smith                     Chief Executive Officer, Director*
David M. Znamierowski                Senior Vice President and Chief Investment
                                     Officer, Director*

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Filed herewith as Exhibit 16.

Item 27. Number of Contract Owners

         As of April 30, 2000, there were 7,676 Contract Owners.

Item 28. Indemnification

         Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent. Reference is hereby made to Section 33-771(e) of CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide, in general, that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

         Under the Depositor's bylaws, the Depositor must indemnify both directors and officers of the Depositor for (1) any claims and liabilities to which they become subject by reason of being or having been directors or officers of the Depositor and (2) legal and other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

         Section 33-777 of CGS specifically authorizes a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

        (a) HSD acts as principal underwriter for the following investment companies:

              Hartford Life Insurance Company - Separate Account One
              Hartford Life Insurance Company - Separate Account Two
              Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
              Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
              Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
              Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
              Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
              Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
              Hartford Life Insurance Company - Separate Account Three
              Hartford Life Insurance Company - Separate Account Five
              Hartford Life Insurance Company - Separate Account Seven
              Hartford Life and Annuity Insurance Company - Separate Account One

              Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust Separate Account Two
              Hartford Life and Annuity Insurance Company - Separate Account
              Three
              Hartford Life and Annuity Insurance Company - Separate Account
              Five
              Hartford Life and Annuity Insurance Company - Separate Account Six Hartford Life and Annuity Insurance Company - Separate Account Seven
              Hart Life Insurance Company - Separate Account One
              Hart Life Insurance Company - Separate Account Two
              American Maturity Life Insurance Company - Separate Account AMLVA Servus Life Insurance Company - Separate Account One
              Servus Life Insurance Company - Separate Account Two

             (b)  Directors and Officers of HSD

               Name and Principal                Positions and Offices
                Business Address                   With  Underwriter
                ----------------                   -----------------
              David A. Carlson                 Vice President
              Peter W. Cummins                 Senior Vice President
              David T. Foy                     Treasurer
              Lynda Godkin                     Senior Vice President, General
                                               Counsel and Corporate Secretary
              George R. Jay                    Controller
              Robert A. Kerzner                Executive Vice President
              Thomas M. Marra                  Executive Vice President,
                                               Director
              Paul E. Olson                    Supervising Registered Principal
              Lowndes A. Smith                 President and Chief Executive
                                               Officer, Director

               Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

              (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

              (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

              (c) The Registrant hereby undertakes to deliver any Statement of
                  Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

              (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 29th day of June, 2000.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -
SEPARATE ACCOUNT SEVEN
      (Registrant)

By:  Thomas M. Marra                            *By:  /s/ Marianne O'Doherty
   ---------------------------------                ----------------------------
     Thomas M. Marra, President*                    Marianne O'Doherty
                                                    Attorney-in-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
      (Depositor)

By:    Thomas M. Marra
   --------------------------------
       Thomas M. Marra, President*

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

David T. Foy, Senior Vice President, Chief
     Financial Officer and Treasurer, Director*
Lynda Godkin, Senior Vice President, General
     Counsel and Corporate Secretary, Director*
Thomas M. Marra, President, Director             By:  /s/ Marianne O'Doherty
                                                    ---------------------------
Lowndes A. Smith, Chief Executive Officer,                Marianne O'Doherty
         Director *                                       Attorney-in-Fact
David M. Znamierowski, Senior Vice President
     And Chief Investment Officer, Director*     Date: June 29, 2000

                                  EXHIBIT INDEX


(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

(15) Copy of Power of Attorney.

(16) Organizational Chart.